Exhibit 10.31
MANUFACTURING AND SUPPLY AGREEMENT
Between
GENENTECH, INC. and LONZA BIOLOGICS, INC.
Dated December 7,  2003

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MANUFACTURING AND SUPPLY AGREEMENT
“THIS MANUFACTURING AND SUPPLY AGREEMENT (“Agreement”) is made effective as of December 7 2003, by and between Lonza Biologics PLC, having its principal place of business at 228 Bath Road, Slough, Berkshire SL1 4DX, England (“LB”), Lonza Biologics, Inc. having its principal place of business at 101 International Drive Portsmouth, New Hampshire 03801 (“Lonza Inc”) (collectively LB and Lonza Inc, hereinafter “Lonza”), and Genentech, Inc., a Delaware corporation, having its principal place of business at One DNA Way, South San Francisco, California 94080 (“Genentech”).
BACKGROUND
Genentech markets and sells a certain proprietary biological pharmaceutical product known as Rituxan. Genentech desires to obtain additional supply of commercial quantities of Rituxan bulk drug substance. Lonza has the experience and expertise necessary to perform the manufacturing and related services needed to supply Rituxan bulk drug substance, and Lonza owns a facility that, with some modifications, could be suitable for production of commercial quantities of Rituxan bulk drug substance.
Genentech desires to retain Lonza as a nonexclusive manufacturer of commercial quantities of Rituxan bulk drug substance and purchase commercial quantities of such product from Lonza, and Lonza desires to perform such services and sell commercial quantities of such product to Genentech, all on the terms and conditions set forth in this Agreement.
Within ten (10) business days after the Effective Date (or such other date as agreed to by the Parties), Lonza and Genentech shall enter into a Tech Transfer Agreement and Quality Agreement (each as defined below) for the purpose of further effectuating the intent of the Parties hereunder.
AGREEMENT
NOW, THEREFORE, IN CONSIDERATION OF the mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1.
DEFINITIONS
The following terms, whether used in the singular or plural, shall have the meanings assigned to them below for purposes of this Agreement.
     1.1 “Acquisition Cost” means the actual invoiced price paid by Lonza to any Third Party for acquiring any raw materials, packaging components and intermediates used exclusively in the manufacture of the Product under this Agreement, including [*] in connection with the acquisition of such materials, packaging components and intermediates.
     1.2 “Affiliate” means, with respect to any Party, any other corporation or business entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Party. For purposes of this definition, the term “control” means direct or indirect ownership of fifty percent (50%) or more of the securities or other ownership interests representing the equity voting stock or general partnership or membership interest of such entity or the power to direct or cause the direction of the management or policies of such entity, whether through the ownership of voting securities, by contract, resolution or otherwise. Notwithstanding the foregoing, Roche shall not be considered an Affiliate of Genentech.
     1.3 “Batch” or “Lot” means the quantity of Bulk Drug produced from a single Run, and refers to a Commercial Batch or Lot, a Development Batch or Lot, and/or a Qualification Batch or Lot, as the context requires. A Run may result in more than one sub-batch or sub-lot due to splitting into tanks downstream in the Manufacturing Process.
     1.4 “Batch Records” shall have the meaning set forth in the Quality Agreement.

     1.5 “Bulk Drug” means the bulk form of the Product which has been manufactured by Lonza pursuant to this Agreement, which has been purified to a concentrated form from one or more Batches, and which has been manufactured in compliance with and conforms to cGMP, the Bulk Drug Specifications, Target Yield and the warranties in Section 7.1.
     1.6 “Bulk Drug Commitment” refers to the [*] of each binding rolling Product Manufacturing Forecast (including all amendments thereto), and means a commitment by Lonza to comply with and make available the Lonza Facility during the Campaign specified therein and perform the number of Runs set forth therein (as described with more particularity in Section 5.3.1 hereof).
     1.7 Bulk Drug Specifications” means specifications developed by Genentech for Bulk Drug, including, without limitation, testing methods and acceptance criteria for each Batch generated, a summary of which is attached to the Quality Agreement, as such specifications may be amended from time to time in accordance with Article 8 hereof, including, without limitation, such amendments as may be required to obtain and/or maintain Regulatory Approval in the Territory.
     1.8 “Campaign” means a specified period of time in any calendar year (as further defined in Exhibit A) during which Lonza shall ensure that the Lonza Facility ready and available to perform Commercial Production.
     1.9 “cGMP” means the regulatory requirements for current good manufacturing practices promulgated by the FDA under the FD&C Act, 21 C.F.R. §§ 210, 211 and 600 et seq. and under the PHS Act, 21 C.F.R. §§ 600-610, as the same may be amended from time to time and with respect to the product, the corresponding or similar laws, rules and regulations of those jurisdictions in which the Product is sold.
     1.10 “Cell Line” [*]
     1.11 “Certificate of Compliance” means, as further specified in the Quality Agreement, for each Batch, a document prepared by Lonza: (a) listing the manufacturing date, unique Batch number, and quantity of Bulk Drug in such Batch, and (b) certifying that such Batch was manufactured in accordance with cGMP, the Bulk Drug Specifications, Target Yield and the warranties set forth in Section 7.1. The Parties shall from time to time agree upon a format or formats for the Certificate of Compliance to be used under this Agreement.
     1.12 “Certificate of Testing” means, as further specified in the Quality Agreement, for each Batch, a document prepared by Lonza: (a) listing tests performed by Lonza, specifications, and test results, and (b) certifying the accuracy of the foregoing. The Parties shall from time to time agree upon a format or formats for the Certificate of Testing to be used under this Agreement.
     1.13 “Commercial Batch” or “Commercial Lot” means a Batch or Lot produced from a Commercial Run.
     1.14 “Commercial Run” means a Run that is initiated following the commencement of Commercial Production and is used to manufacture commercial Bulk Drug.
     1.15 “Commercially Reasonable Efforts” means prompt efforts and resources consistent with prudent business judgment.
     1.16 “Commercially Reasonable Best Efforts” [*]
     1.17 “Confidential Information” means Genentech Confidential Information and/or Lonza Confidential Information, as the context requires.
     1.18 “Development Batch” means a Batch or Lot produced from a Development Run.
     1.19 “Development Run” means a Run used for process demonstration and confirmation of some or all of the Manufacturing Process steps, and is described in Section 4.4.1 hereof.

     1.20 “Effective Date” means December 7 2003, which is the date set forth in the first paragraph of this Agreement and shall be the effective date of this Agreement.
     1.21 “EMEA” means the European Medicines Evaluation Agency, or any successor agency.
     1.22 “Facility Modifications and Services Costs” means the actual invoiced price paid by Lonza to any Third Party for acquiring services, including, without limitation, design and engineering services, and necessary equipment used exclusively to modify the Lonza Facility in order to implement the Manufacturing Process at the Lonza Facility, all to the extent incurred in accordance with the Tech Transfer Agreement.
     1.23 “Facility Validation” shall have the meaning ascribed to it in the Tech Transfer Agreement.
     1.24 “FD&C Act” means the United States Federal Food, Drug and Cosmetic Act, as the same may be amended from time to time.
     1.25 “FDA” means the United States Food and Drug Administration, or any successor agency thereto.
     1.26 “Finished Product” means Bulk Drug which has been formulated, compounded, filled into containers, and labeled, and placed in final commercial packaging.
     1.27 “For Cause Audit” shall have the meaning set forth in the Quality Agreement.
     1.28 “Genentech Confidential Information” means the Cell Line, Master Cell Bank, Working Cell Bank, Manufacturing Documentation, Manufacturing Process, and Product, and all technical and other information, whether patented or unpatented, relating thereto and/or to Genentech processes, methods, operations, technologies, forecasts and business information that are disclosed or supplied to Lonza by or on behalf of Genentech pursuant to this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, or of which Lonza may become aware of through the presence of its employees or agents at Genentech offices or facilities or at other facilities that manufacture the Product, including, without limitation, trade secrets, know-how, processes, concepts, experimental methods and results and business and scientific plans and information and facility layout and schematics. All documents and records describing or to the extent relating to the Manufacturing Process at the Lonza Facility, including, without limitation, process trend and variability data related to the Product, shall be deemed to be Genentech Confidential Information.
     1.29 “Lonza Confidential Information” means all technical and other information, whether patented or unpatented, relating to the Lonza Facility and/or Lonza processes, methods, operations, technologies, forecasts and business information that are disclosed or supplied to, or used on behalf of Genentech by Lonza pursuant to this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, or of which Genentech may become aware of through the presence of their employees or agents at Lonza offices or at the Lonza Facility, including, without limitation, trade secrets, know-how, processes, concepts, experimental methods and results and business and scientific plans and information and facility layout and schematics.
     1.30 “Lonza Facility” means Lonza’s commercial manufacturing facility located at Portsmouth, New Hampshire.
     1.31 “Manufacturing Documentation” means all documents and records describing or otherwise related to the Manufacturing Process or any part of the Manufacturing Process provided to Lonza by or on behalf of Genentech under this Agreement, the Tech Transfer Agreement or the Quality Agreement, including, without limitation, documents and records consisting of or containing piping and instrumentation diagrams, software logic and descriptions, batch records, standard operating procedures, including, without limitation, standard operating procedures for in-process quality control testing, facility layout schematics, equipment and instrumentation specifications and process trend and variability data.

     1.32 “Manufacturing Process” means the production process for the manufacture of Bulk Drug pursuant to this Agreement, as summarily described in the Quality Agreement and as described in the Tech Transfer Agreement, as such process may be changed from time to time in accordance with this Agreement.
     1.33 “Master Cell Bank” [*]
     1.34 “MHWJ means the Ministry of Health and Welfare in Japan, or any successor thereto.
     1.35 “Non-Conforming Bulk Drug” means Bulk Drug that fails to conform to any of the warranties set forth in Section 7.1 hereof.
     1.36 “Non-Portable Equipment” means the Equipment (as defined in Section 15.2 hereof), excluding any Portable Equipment. Components of the Non-Portable Equipment, such as valves, pumps and agitators, shall also be deemed Non-Portable Equipment. Non-Portable Equipment includes the related documentation regarding the design, validation, operation, calibration and maintenance of such equipment.
     1.37 “PHS Act” means the Public Health Service Act, Biological Products, as amended, as the same may be amended from time to time.
     1.38 “Party” or “Parties” means Lonza and/or Genentech, as the context requires.
     1.39 “Portable Equipment” means the portable equipment described with particularity in the Tech Transfer Agreement and referred to in Section 5.5 hereof, including, without limitation, the related documentation regarding the design, validation, operation, calibration, and maintenance of such equipment. The Portable Equipment is a part of the Genentech Equipment, as defined in Section 15.2 hereof. Components of the Portable Equipment, such as valves, pumps and agitators, shall also be deemed Portable Equipment.
     1.40 “Product” means any pharmaceutical formulation containing Rituxan, or pursuant to Section 4.9 a substituted product, whether under development or approved by the appropriate regulatory agencies.
     1.41 “Purchase Price” means the Purchase Price to be paid by Genentech to Lonza for Bulk Drug as determined in accordance with the terms of this Agreement.
     1.42 “Qualification Batch” or “Qualification Lot” means a Batch or Lot produced from a Qualification Run.
     1.43 “Qualification Run” means a Run used to document the operability and reproducibility of the Manufacturing Process at the Lonza Facility, and is described in Section 4.4.2 hereof.
     1.44 “Quality Agreement” means the quality agreement entered into by and between the Parties after the Effective Date and which refers to this Agreement.
     1.45 “Regulatory Approval” means any approvals, licenses, registrations or authorizations of any regional, national, federal, state or local regulatory agency, department, bureau or other governmental entity, necessary for the manufacture and sale of the Product in each regulatory jurisdiction in which the Product will be sold.
     1.46 “Rituxan” means the proprietary anti-CD20 biological pharmaceutical product of Genentech, more particularly described in Genentech’s BLA, including any successor or filing thereto with the FDA, and any supplements to or amendments to any of the foregoing.
     1.47 “Roche” means Roche Holdings, Inc., a Delaware corporation, and its “Affiliates” (as hereinafter defined) other than Genentech and Genentech’s subsidiaries. With respect to Roche, “Affiliates” means any other corporation or business entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with Roche Holdings, Inc.; and, for purposes of this definition, the term “control” means direct or indirect ownership of fifty percent (50%) or more of the securities or other ownership interests representing the equity voting stock or general partnership or membership interest of such entity or the power to direct or cause the direction of the management or policies of such entity, whether through the ownership of voting securities, by contract, resolution or otherwise.
     1.48 “Run” means a single fermentation run of the Manufacturing Process commencing at the [*] at the Lonza Facility and progressing through the [*], harvest, recovery, quality testing and release, and refers to a Commercial Run, Development Run and/or Qualification Run, as the context requires.
     1.49 “sBLA” means a biologics license application for the Product, any equivalent successor filing thereto with the FDA, and any supplements or amendments to any of the foregoing.
     1.50 “Successful” means, with respect to a Run, success, as determined in accordance with this Agreement, the Tech Transfer Agreement and the Quality Agreement, in achieving all requirements for Bulk Drug produced from a single Run.
     1.51 “Target Yield” shall have the meaning set forth in Exhibit C attached hereto and incorporated herein by reference.
     1.52 “Tech Transfer Agreement” means the technology transfer agreement and process implementation plan entered into by and between the Parties after the Effective Date, which refers to this Agreement, and which describes the agreement of the Parties regarding the transfer of technology and implementation of the Manufacturing Process, test methods and testing at the Lonza Facility, and the modifications to the Lonza Facility needed to implement the Manufacturing Process at the Lonza Facility, including a timeline, budget and statement of work jointly developed by the Parties, as the same may be amended from time to time by mutual written agreement of the Parties.
     1.53 “Territory” means the entire world.
     1.54 “Third Party” means any party other than Genentech, Lonza and their respective Affiliates.
     1.55 “United States” or “U.S.” means the United States of America, its territories and possessions, and the Commonwealth of Puerto Rico.
     1.56 “Working Cell Bank” [*]
     1.57 Each of the following definitions are found in the body of this Agreement, or elsewhere, as indicated below:

Defined Term	Section
“Acceptance Date”	5.4.6
“Annual Minimum”	Exhibit A
“Annual Minimum Success Rate”	Exhibit B
[*]	5.7.6(c)
[*]	4.5.1
“Batch Record”	Quality Agreement
“Campaign Maximum”	Exhibit A
“Campaign Minimum”	Exhibit A
“Campaign Minimum Run”	Exhibit A
“Change of Control”	20.2.5
“Commercial Production”	5.1
“Consequential Damages”	17.4.1
“Delivery Date”	5.4.2
“Delivery Schedule”	5.4.1
“Designated Carrier”	5.5
“[*]	4.5.1
“Development Run Initiation”	4.7.2
“Effective Period”	2.3

Defined Term	Section
“Equipment”	15.2
“Executive Steering Committee”	3.1.1
“FDA Approval”	4.7.6
“Force Majeure Event”	23.1
“Genentech Equipment”	15.2
“Indemnitee”	17.2.1
“Indemnitor”	17.2.1
“Joint Project Team” or “JPT”	3.1.3
“JQT” or “Joint Quality Team”	Quality Agreement
“Lead Quality Representative”	Quality Agreement
“Liabilities”	17.1.1
“Lonza Equipment”	15.2
“Lonza Release Documentation	Quality Agreement
“Notified Party”	18.4.1
“Notifying Party”	18.4.1
“Phase A Completion”	4.7.1
“Phase B Completion”	4.7.4
“Pre-Campaign/Campaign Requirements”	5.2.3
“Product Manufacturing Forecast”	5.3.1
“Project Team Leader”	3.1.3 (c)
“Qualification Run Initiation”	4.7.3
“Records”	6.6
“sBLA Enablement”	4.7.5
“Supplemental Batch Payment”	6.4.3 (b)
“Technical Committee”	3.1.2
“Term”	20.1
“Warning Letter”	Quality Agreement
ARTICLE 2.
COMMITMENT TO MANUFACTURE; PURCHASE
     2.1 Commitment to Manufacture; Purchase. Subject to the terms and conditions set forth in this Agreement, during the Term, Genentech shall retain Lonza as a non-exclusive manufacturer of Bulk Drug, Lonza shall make the Lonza Facility available to Genentech for manufacture of the Bulk Drug in accordance with the terms of this Agreement (including Exhibit A and the Campaigns specified therein), and manufacture and supply exclusively for the benefit of Genentech (and its designees) certain of Genentech’s requirements of Bulk Drug, and, as set forth herein, Genentech shall purchase such Bulk Drug from Lonza.
     2.2 LB and Lonza Inc. It is understood and agreed to by the Parties, that LB shall have primary responsibility for Lonza’s obligations hereunder, but may subcontract with, and does hereby subcontract with, Lonza Inc for actual performance of Lonza’s obligations hereunder; provided, LB shall remain primarily responsible for, and guarantees the performance of, Lonza’s obligations hereunder. It is further understood and agreed to by the Parties, that the foregoing shall not (i) in any way relieve Lonza Inc, Lonza LB, or any of their Affiliates of any financial and other obligations under this Agreement that can only be performed by such entity, or (ii) in any way limit or prohibit Genentech from bringing any cause of action directly against LB and/or Lonza Inc for either entity’s failure to perform any obligation due hereunder. It is further understood and agreed that with respect to Article 18 herein, all Genentech Confidential Information disclosed hereunder to Lonza shall remain at Lonza Inc, and shall not be transferred or disclosed to any employee of LB or any Lonza Affiliate unless on a need to know basis in order to perform an obligation of Lonza hereunder and only with prior written notice to Genentech specifying the name of the employee to whom the disclosure is to be made, the information to be disclosed, and the purpose of such disclosure.
     2.3 Execution of Tech Transfer Agreement and Quality Agreement. It is understood and agreed by the Parties, that in order to timely effectuate the intent of the Parties hereunder, it is in both Parties’ interest to enter into and execute the Tech Transfer Agreement and Quality Agreement as soon as practicable after the Effective Date. In the event the Tech Transfer Agreement and Quality Agreement are not entered into and executed by the Parties within ten

(10) business days following the Effective Date or such longer period as the Parties may mutually agree in writing (the “Effective Period”), either Party may terminate this Agreement upon written notice to the other Party. Such right to terminate may only be exercised by a Party within ten (10) days after Effective Period, and such termination shall be effective immediately upon receipt of such written notice by the receiving Party. Following any such termination, neither Party shall have any rights or obligations hereunder, except as provided in Sections 20.3.4 and 20.3.5.
ARTICLE 3.
MANAGEMENT OF PROJECT
     3.1 Management.
          3.1.1 Executive Steering Committee.
               (a) Within thirty (30) days of the Effective Date, the Parties will establish an Executive Steering Committee to oversee and manage the manufacture of Bulk Drug at the Lonza Facility. The Executive Steering Committee will be composed of two representatives appointed by each of Lonza and Genentech. All such representatives will be senior officers of Genentech or Lonza. Either Party may replace any or all of its representatives at any time upon prior written notice to the other Party. The Executive Steering Committee will meet at least once each calendar quarter, or more frequently, as agreed by the Executive Steering Committee, and will operate by unanimous decision, except as expressly set forth herein. If the Executive Steering Committee is unable to resolve a dispute regarding any issue presented to it, such dispute shall be resolved in accordance with Article 22 below.
               (b) The Executive Steering Committee shall perform the following functions:
                    (i) determine the overall strategy for the manufacture of Bulk Drug at the Lonza Facility in the manner contemplated by this Agreement, including without limitation, overseeing and monitoring the transfer and implementation of the Manufacturing Process, and the manufacture of Bulk Drug, at the Lonza Facility;
                    (ii) establish a governance structure for the collaboration including overseeing the establishment and organization of one or more operating committees, or other structure to implement this Agreement. The establishment of certain operating committees is provided for in Sections 3.1.2 and 3.1.3 of this Agreement. Each operating committee contemplated by this Agreement shall be subordinate to the Executive Steering Committee. If any operating committee contemplated by this Agreement is not constituted or continued, any reference to such committee in this Agreement shall be deemed to be a reference to the Executive Steering Committee or such other committees or structures to which the Executive Steering Committee may delegate responsibility;
                    (iii) settle disputes or disagreements that are unresolved by an operating committee unless otherwise indicated in this Agreement; and
                    (iv) perform such other functions as appropriate to further the purposes of this Agreement as determined by the Parties.
          3.1.2 Technical Committee.
               (a) Within thirty (30) days of the Effective Date, the Parties will establish a Technical Committee to oversee and control the transfer and implementation of the Manufacturing Process, and the manufacture of Bulk Drug, at the Lonza Facility. The Technical Committee will be composed of [*] representatives appointed by each of Lonza and Genentech. Each representative will have one vote on all matters within the Technical Committee’s purview. Such representatives will include Product Managers, Technical Product Managers/Leads, Directors of Quality Assurance/Regulatory, Director of Manufacturing, or other individuals with expertise and responsibilities in the same areas of manufacturing, process sciences, quality control or regulatory affairs. Either Party may replace any or all of its representatives at any time upon written notice to the other Party. The Technical Committee will meet at least once each calendar month, or more frequently, as agreed by the Technical Committee. The Technical Committee will operate by unanimous decision, except as expressly set forth herein. If the Technical Committee is unable to resolve a dispute regarding any issue presented to it, such dispute shall be resolved in accordance with Section 3.1.4 below.
               (b) The Technical Committee shall: (i) oversee and manage the day to day activities of the transfer and implementation of the Manufacturing Process; (ii) settle disputes or disagreements that are unresolved by the Joint Project Team unless otherwise indicated in this Agreement; and; (iii) report to and keep the Executive Steering Committee informed of the progress of the transfer and implementation of the Manufacturing Process, and the manufacture of Development Lots and Qualifications Lots, at the Lonza Facility; and (iv) perform such other tasks and undertake such other responsibilities as may be specifically delegated to the Technical Committee by mutual agreement of the Parties. Following commencement of Commercial Production, the Parties may elect to change the name and function of the Technical Committee to serve other functions and responsibilities, as mutually agreed by the Parties.
          3.1.3 Joint Project Team.
               (a) Within thirty (30) days of the Effective Date, the Parties will establish a Joint Project Team (the “JPT”). The JPT shall be composed of [*] representatives appointed by each of Lonza and Genentech. Each representative will have one vote on all matters within the JPT’s purview. Such representatives will include the Product Manager, Technical Lead, Manufacturing Lead, Quality Control Lead, Quality Assurance/Regulatory Lead, Raw Materials Lead, Supply Chain Lead and Engineering Lead, or other individuals with expertise and responsibilities in the same areas of manufacturing, process sciences, quality control or regulatory affairs. Either Party may replace any or all of its representatives at any time upon written notice to the other Party; provided, Lonza shall only appoint a new representative to succeed its prior representative with prior notice to, and after good faith consultation with, Genentech, and provided further, any such new representative shall be mutually agreed to by the Parties. Genentech shall not unreasonably withhold its agreement to any such new representative proposed by Lonza. The JPT will meet at least once each week, or more frequently, as agreed by the JPT. The JPT will operate by unanimous decision, except as expressly set forth herein. If the JPT is unable to resolve a dispute regarding any issue presented to it, such dispute shall be resolved in accordance with Section 3.1.4 below.
               (b) The purposes of the JPT shall be to (i) monitor, review and guide the transfer and implementation of the Manufacturing Process, and the manufacture of Bulk Drug, at the Lonza Facility, (ii) coordinate the activities of the Parties hereunder to ensure transfer and implementation of the Manufacturing Process, and the manufacture of Bulk Drug, at the Lonza Facility, including management of technical aspects of routine manufacture of the Bulk Drug; iii) report to and keep the Technical Committee informed of the progress of the transfer and implementation of the Manufacturing Process, and the manufacture of Bulk Drug, at the Lonza Facility; and (iv) performing such other tasks and undertaking such other responsibilities as may be specifically delegated to the JPT by mutual agreement of the Parties.
               (c) Appointment of Project Team Leader. Within thirty (30) days of the Effective Date, each Party shall appoint a Project Team Leader (each, a “Project Team Leader”) to act as the primary contact for such Party in connection with matters related to the implementation of the Manufacturing Process, in connection with activities to be performed under the Tech Transfer Agreement and/or Commercial Production of the Bulk Drug (as defined in Section 5.1 below). Each such Project Team Leader, unless otherwise mutually agreed, shall serve as a member of the JPT. The initial Project Team Leaders are:
     Genentech: [*]
     Lonza: [*]
A Party may replace its Project Team Leader at any time and from time to time for any reason by providing written notice of the change to the other Party; [*].
          3.1.4 Decision-making.
               (a) All decisions of the Executive Steering Committee, the Technical Committee and the JPT, except as expressly set forth herein (including without limitation Section 3.1.4(c) and (d) below), shall be made by the unanimous agreement of all of its members or their designated representatives, and shall be reflected in written meeting reports which summarily address topics discussed, delegation of work, schedules and decisions of such committee or team, which shall be signed by the authorized representatives of the Parties; provided no operating committee herein may materially amend this Agreement, including without limitation the Campaign Minimums, Campaign Minimum Runs, Annual Minimum Success Rate, Target Yield, target dates set forth in Section 4.7 or the milestones set forth in Section 6.3 without entering into a written agreement signed by both Parties that specifically states that the Parties are amending this Agreement.
               (b) In the event that the JPT is unable, despite the good faith efforts of all members, to resolve within five (5) business days a disputed issue that is within the purview of the JPT, the disputed issue shall be referred immediately by the JPT to the Technical Committee. In the event the Technical Committee is unable to resolve the disputed issue within an additional five (5) business days, the disputed issue will be referred to, the Executive Steering Committee. If the dispute cannot be resolved by the Executive Steering Committee within an additional five (5) business days, the matter will be handled in accordance with Section 22.2 hereof.
               (c) Notwithstanding anything to the contrary in this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, with respect to any disagreement over issues relating to quality, such issues shall be resolved in accordance with this Section 3.1.4(c)as follows: Each Party’s Lead Quality Representative on the JQT (each, as defined in the Quality Agreement), or their respective designees, will in good faith attempt to mutually resolve such disagreements in a timely fashion (but in any event, in no more than five (5) days after such issue is referred to the JQT); provided,
                    (1) With respect to issues relating to: (i) interpretation of quality or cGMP , (ii) acceptability of validation results, (iii) acceptability of Product testing (including in-process testing), results or procedures, (iv) disposition of Bulk Drug (including non-Conforming Bulk Drug) and/or (v) changes to the Manufacturing Process and/or Bulk Drug Specifications, [*] (to the extent not otherwise provided in this Agreement, the Tech Transfer Agreement, the Quality Agreement and/or required by cGMP standards based on both industry precedents and Genentech’s standards), the Parties will discuss in good faith and mutually agree on the costs to effect such implementation of such decision and Genentech shall pay such mutually agreed costs; and
                    (2) With respect to all other issues relating to quality (not otherwise specified in Section 3.1.4(c)(1) above), including without limitation operation of quality systems, change control, quality control issues, and/or quality control testing, in each case, if delay in making a decision could jeopardize the quality of the Bulk Drug, including without limitation the testing or control thereof, [*] such final decision shall be immediately referred to the Executive Steering Committee for reconciliation; provided, if time does not allow, as soon as possible thereafter. The Executive Steering Committee shall seek to reconcile such action within five (5) days in order to ensure that such disagreement over such issue will not be repeated in the future. If the Executive Steering Committee cannot reconcile such final decision within such five (5) day period, either Party shall have the right to request that such final decision be referred to the dispute resolution provisions of Article 22. [*] will result in additional cost to Lonza to implement (to the extent not otherwise expressly provided in this Agreement, the Tech Transfer Agreement and/or the Quality Agreement), the Parties will discuss in good faith and mutually agree on the timelines and costs to effect such implementation of such decision (with the expectation that such implementation shall be effected as soon as possible) and Genentech shall pay such mutually agreed costs and Lonza shall use Commercially Reasonable Best Efforts to effect such implementation.
               (d) Notwithstanding anything to the contrary in this Agreement, the Quality Agreement and/or the Tech Transfer Agreement (but subject to Section 3.1.4(c) above), with respect to any disagreement over the implementation of the Manufacturing Process which could reasonably affect Product quality or total outcome of the Campaign at the Lonza Facility (including any procurement, engineering, installation, scale-up, testing and validation of the equipment and systems and other modifications to the Lonza Facility required to implement the Manufacturing Process) and the manufacture of the Product during each Campaign (including any related activities immediately preceding or following each such Campaign), including without limitation the related management processes and operations, control of production planning and scheduling, prioritization decisions, allocation of resources, timing of in-process testing, oversight of auxiliary facilities (e.g., in-process tests that need to be conducted at the labs), all start-up, registration and troubleshooting decisions, and any other related matters to manufacturing of the Product, the Project Team Leaders (or their respective designees) will in good faith attempt to mutually resolve such disagreement in a timely fashion; provided, if delay in making a decision could jeopardize the manufacture of Bulk Drug, including without limitation a delay that could affect the ability of the Parties to timely meet a target date and/or milestone set forth in

Section 4.7 and/or 6.3 herein, [*] such final decision shall be immediately referred to the Executive Steering Committee for reconciliation; provided, if time does not allow, as soon as possible thereafter. The Executive Steering Committee shall seek to reconcile such action within 5 days in order to ensure that such disagreement will not be repeated in the future. If the Executive Steering Committee cannot reconcile such final decision within such 5 day period, either Party shall have the right to request that such final decision be referred to the dispute resolution provisions of Article 22.
     3.2 On-Site Participation of Genentech Personnel at the Lonza Facility.
          3.2.1 Prior to Commercial Production. Pursuant to and as set forth in greater detail in the Tech Transfer Agreement and Quality Agreement, in order to expedite the implementation of the Tech Transfer Agreement and to coordinate, expedite and guide the Development Runs and Qualification Runs, Genentech may elect at its discretion to have up to [*] of its personnel on-site at the Lonza Facility, and such additional personnel in such numbers as may be agreed to by the Parties or as otherwise required to implement a decision made pursuant to Section 3.1.4. All such personnel will coordinate closely with Lonza in order to minimize impact on other Lonza operations. Unless otherwise agreed by Lonza, such Genentech personnel shall have access only to those portions of the Lonza Facility reasonably related to the technology transfer and implementation of the Manufacturing Process, cafeterias, designated office space and public areas.
          3.2.2 After Commencement of Commercial Production. As further described in the Quality Agreement, Genentech shall have the right to designate at its discretion up to [*] of its personnel (and such additional personnel in such numbers as may be agreed to by the parties or as otherwise required to implement a decision made pursuant to Section 3.1.4) to be present in the Lonza Facility during all operational hours during the Term of this Agreement to coordinate, expedite and guide the Commercial Runs and Lonza’s performance of its obligations under this Agreement. While at the Lonza Facility, such representative of Genentech shall have access to all areas as are relevant to the manufacture, storage and or quality testing of the Bulk Product, cafeterias, designated office space and public areas, or as otherwise authorized by Lonza, and shall comply with all applicable Lonza policies and procedures.
          3.2.3 Office Space. With respect to any Genentech personnel assigned by Genentech to be present at the Lonza Facility, Lonza shall provide (a) reasonable access to the Lonza Facility during all operational hours[*]
     3.3 Lonza Personnel at the Lonza Facility. It is understood that Genentech is entering into this Agreement, the Tech Transfer Agreement and the Quality Agreement in reliance upon the commitment by Lonza to fully and adequately staff the Lonza Facility with all managers, supervisors, engineers, technicians, inspectors, and other dedicated personnel necessary, and with sufficient technical expertise and reasonably acceptable to Genentech, to perform its obligations under this Agreement, the Tech Transfer Agreement and the Quality Agreement, including without limitation the implementation of the Manufacturing Process, manufacture, storage and quality testing of the Bulk Drug at the Lonza Facility. Without limiting any other provision of this Agreement, so long as such personnel remain employed by Lonza, Lonza will use Commercially Reasonable Best Efforts to provide that such individuals are available to perform the obligations, as appropriate, to be provided by Lonza hereunder.
ARTICLE 4.
TECHNOLOGY TRANSFER AND PROCESS IMPLEMENTATION
     4.1 Technology Transfer and Manufacturing Process Implementation.
          4.1.1 Process Description and Tech Transfer Agreement. The Parties acknowledge that in order to enable them to fulfill their respective obligations under this Agreement, they have entered into the Tech Transfer Agreement and, pursuant thereto, jointly developed a plan for the transfer of technology and implementation of the Manufacturing Process at the Lonza Facility. Pursuant to this Agreement and the Tech Transfer Agreement, Genentech shall disclose to Lonza the Manufacturing Process for the Bulk Drug and the Bulk Drug Specifications. The Tech Transfer Agreement sets forth the specific responsibilities of the Parties in connection with technology transfer and implementation of the Manufacturing Process at the Lonza Facility, and the modifications to the Lonza Facility needed to implement the Manufacturing Process at the Lonza Facility, including a timeline, budget and statement of work jointly developed by the Parties. The Tech Transfer Agreement includes reasonable milestones for the transfer of technology, exchange of information, and implementation of the project, reasonable timelines for achieving such milestones, and criteria for assessing the progress and success of the project as it progresses.
          4.1.2 Commercially Reasonable Best Efforts; Cooperation; Tech Transfer Agreement. Lonza shall use Commercially Reasonable Best Efforts to complete its responsibilities in a timely manner under and in accordance with the Tech Transfer Agreement and Section 4.1 of this Agreement. In addition, Lonza agrees to use Commercially Reasonable Best Efforts to cooperate with and assist Genentech in its efforts to perform its obligations under the Tech Transfer Agreement and Section 4.1 of this Agreement.
          4.1.3 Delivery of Working Cell Bank. By not later than the applicable delivery deadline set forth in the Tech Transfer Agreement, Genentech shall deliver to Lonza the Working Cell Bank, which shall conform to Genentech’s applicable release criteria, as set forth in Genentech’s Working Cell Bank specifications.
     4.2 Changes to Tech Transfer Agreement; Changes to the Manufacturing Process. Prior to the commencement of Commercial Production of Bulk Drug under this Agreement, and subject to Section 3.1.4 hereof, the JPT shall have the authority to modify or supplement attachments and exhibits to the Tech Transfer Agreement as necessary to ensure implementation of the Manufacturing Process in the Lonza Facility in a timely manner. In addition, Genentech may, in its sole discretion, modify the Manufacturing Process as it deems appropriate or useful to ensure implementation of the Manufacturing Process in the Lonza Facility in a timely manner. To the extent such modifications are directed to implementing Genentech’s Manufacturing Process (as such process existed as of the Effective Date) at the Lonza Facility, it is understood and agreed by the Parties that such modifications are contemplated by the Tech Transfer Agreement and the Quality Agreement and the payments set forth in Section 6.3 and 6.4 herein. To the extent Genentech elects to make any other modifications to Genentech’s Manufacturing Process, and such modifications would result in a material change and cost to the Parties to implement, such modifications shall be subject to the provisions of Article 8.
     4.3 Facility Modifications and Improvements. Lonza shall use Commercially Reasonable Best Efforts to: (a) make facility modifications as required to conduct the Manufacturing Process at the Lonza Facility, and (b) procure, engineer, install, scale-up, test and validate the equipment and systems necessary to conduct the Manufacturing Process at the Lonza Facility, in each case as described in, and in accordance with, the Tech ‘Transfer Agreement, in each as determined by Genentech in its reasonable discretion.
     4.4 Initial Runs and Batches.
          4.4.1 Development Runs. Lonza shall use Commercially Reasonable Best Efforts to perform Development Runs at such size and in such number sufficient to produce [*] as set forth in the Tech Transfer Agreement. Lonza will provide the Product resulting from such Successful Development Runs and Development Batches to Genentech, at no cost other than the cost specified in Section 6.4.1 and in accordance with the delivery terms set forth in Section 5.5 hereof; provided, Genentech shall have no obligation to pay Lonza for [*]. At Genentech’s election, Genentech may make whatever further use of such Development Runs, including, without limitation, any Product therefrom, as it shall determine, or direct Lonza, at Lonza’s cost, to dispose of the material from such Development Runs. It is understood that if Lonza commences a Development Run, and delivers 3 Successful Development Runs prior to finishing such commenced Development Run, Genentech will pay for such commenced Development Run (subject to not having to pay for more than four (4) Development Runs).
          4.4.2 Validation and Qualification Batches. Once scale-up of the Manufacturing Process is completed at the Lonza Facility, and Genentech has reviewed and approved the deliverables specified in Section 4.4.1 above, Lonza shall use Commercially Reasonable Best Efforts to perform all required process validation described in Section 12.3 and shall perform Qualification Runs sufficient to produce, at commercial scale, [*] as set forth in the Tech Transfer Agreement in order to document the operability and reproducibility of the Manufacturing Process and permit the Parties to complete and file the regulatory documents described in Section 4.6 hereof. Lonza shall provide the Product and Bulk Drug resulting from such Qualification Runs and Qualification Batches to Genentech, at no other costs than the cost specified in Section 6.4.2 (except as otherwise agreed by the Parties pursuant to Section 4.9 hereof) in accordance with the delivery terms set forth in Section 5.5 hereof; provided, Genentech shall have [*] Genentech may make whatever further use of such Qualification Batches, including, without limitation, any Product therefrom, as it shall determine appropriate.

     4.5 Raw Materials and Suppliers.
          4.5.1 Raw Materials. Genentech has developed specifications for the raw materials, used in the Manufacturing Process. The raw material specifications [*] for raw materials will be included in the Tech Transfer Agreement, which raw material specifications may be amended from time to time by Genentech at its reasonable discretion[*] for raw materials used in the manufacture of the Bulk Drug, then, during the Term, Genentech shall provide Lonza with [*]
          4.5.2 Raw Materials Management and Safety Stock. Subject to Section 6.4, Lonza shall procure [*] maintain and store, such amounts of raw materials and components as required, including as agreed by the Parties an adequate supply of safety stock, for the Development Runs and Qualification Runs described in Section 4.4 above and the Commercial Runs described in Article 5. Lonza will provide such raw materials and components and such procurement and management services with no additional mark-up or administrative fees to Genentech; provided, to the extent Lonza is unable to procure such raw materials from the Approved Suppliers for the Development Runs and Qualification Runs, Genentech shall provide such raw materials and components to Lonza with no additional mark-up or administrative fees.
          4.5.3 Raw Materials Testing. Lonza shall perform testing and evaluation of the raw materials as required by the applicable raw material specifications or Bulk Drug Specifications and cGMP, and otherwise in accordance with the Tech Transfer Agreement, the Quality Agreement and standard operating procedures to be agreed upon in writing by the Parties.
     4.6 Regulatory Matters. Lonza shall use Commercially Reasonable Best Efforts to timely prepare, assist and enable Genentech to obtain and maintain all Regulatory Approvals that are required to manufacture Bulk Drug at the Lonza Facility and that are required to market and sell in the Territory the Product resulting from the Bulk Drug, including, without limitation, the preparation, filing and maintenance of supplements to any Lonza existing FDA licenses’, and Lonza shall reasonably assist Genentech to timely prepare, assist and enable Genentech to obtain all Regulatory Approvals that are required to market and sell in the Territory the Product resulting from the Manufacturing Process as carried out at the Lonza Facility, including, without limitation, reasonably assisting with the preparation and review of the drafts of the chemistry, manufacturing and controls sections of the sBLA to be filed by Genentech with FDA. Lonza shall also reasonably assist Genentech in responding to requests and inquiries from the FDA prior to, during and after regulatory review periods, including without limitation, providing all data, records and reports requested by Genentech relevant to such review periods, and by attending meetings with such regulatory authorities to the extent Genentech requests for Lonza to participate given its unique knowledge or its status as manufacturer of Bulk Drug under this Agreement. Lonza personnel shall also facilitate pre-approval inspection of the Lonza Facility conducted by such regulatory authorities. The assistance to be provided by Lonza under this Section 4.6 shall be provided at no additional cost to Genentech, except as otherwise provided in Sections 4.9 and 5.8 hereof.
     4.7 Target Dates.
          4.7.1 Target Date for Facility Modification Completion. Lonza agrees to use Commercially Reasonable Best Efforts to complete the modifications specified under Section 4.3 and make the Lonza Facility ready and available by [*] for Lonza to perform Development Runs and manufacture Development Batches at such size and in such number as is set forth in the Tech Transfer Agreement, as determined by Genentech in its reasonable discretion (the “Phase A Completion”). If Phase A Completion is not achieved by [*], with respect to each Supplemental Batch Payment to be paid by Genentech pursuant to Section 6.4.3(b), such amount shall be reduced by an amount equal to [*] (i.e., amount to be paid shall equal to [*] and, if Phase A Completion is not achieved by [*], each Supplemental Batch Payment to be paid by Genentech pursuant to Section 6.4.3(b) shall be reduced by an additional amount equal to [*] (i.e. [*] equals a total of [*] (i.e., amount to be paid by Genentech shall equal to [*]
          4.7.2 Target Date for 1st Successful Development Run. In addition to the foregoing, Lonza agrees to use Commercially Reasonable Best Efforts by [*] to manufacture at commercial scale and fill the first (1st) Successful Development Lot, as further defined in the Tech Transfer Agreement (the “Development Run Initiation”).
          4.7.3 Target Date for Commencement of Qualification Runs. In addition to the foregoing, Lonza agrees to use Commercially Reasonable Best Efforts by [*] to commence manufacture of the first (1st) Qualification

Batch in at least a [*] as determined by achievement of certain criteria (such criteria to be agreed upon by the Parties) specified in the Tech Transfer Agreement (the “Qualification Run Initiation”).
          4.7.4 Target Date for Successful Qualification Runs. In addition to the foregoing, Lonza agrees to use Commercially Reasonable Best Efforts by [*] to manufacture at commercial scale and deliver to Genentech [*] produced from [*] including all appropriate data, records and reports related thereof, as further described in the Tech Transfer Agreement (the “Phase B Completion”). It is understood and agreed by the Parties, that so long as Lonza delivers to Genentech samples from each of such Qualification Lots by the target date specified in Section 6.3.4, and uses its Commercially Reasonable Best Efforts to deliver to Genentech all appropriate data, records and reports related thereof as soon as possible thereafter (but in any event, no more than sixty (60) days after such target date) and such Qualification Lots are thereafter determined to be Successful, Lonza shall be deemed to have “delivered” such Successful Qualification Lots to Genentech by such target date.
          4.7.5 Target Date for Enablement of sBLA Filing. In addition to the foregoing, Lonza agrees to use Commercially Reasonable Best Efforts to prepare, assist and enable Genentech to file the sBLA with the FDA by [*] as required in order to manufacture Bulk Drug at the Lonza Facility, including without limitation, assisting with the preparation and review of the drafts of the chemistry, manufacturing and control sections of the sBLA to be filed (the “sBLA Enablement”).
          4.7.6 Target Date for FDA Approval. Lonza agrees to use Commercially Reasonable Best Efforts to prepare, assist and enable Genentech (including, without limitation, those obligations of Lonza specified in Section 4.6) to obtain by [*] FDA approval for the manufacture of Bulk Drug at the Lonza Facility (the “FDA Approval”).
          4.7.7 Termination for Failure to Achieve Certain Target Dates. Without limiting the foregoing, if Phase B Completion is not achieved by [*], or if sBLA Enablement is not achieved by [*] or FDA Approval of the Lonza Facility is not received by [*], Genentech shall also have the right to terminate the Agreement in accordance with Section 20.2.3 hereof.
     4.8 Manufacturing, Documentation. In accordance with the terms of the Tech Transfer Agreement, Genentech shall, by the relevant date that is set forth in the Tech Transfer Agreement as such date may be modified by the JPT, provide to Lonza the Manufacturing Documentation listed within exhibits and schedules to the Tech Transfer Agreement, and shall, thereafter, from time to time and in accordance with the timeline set forth in the Tech Transfer Agreement, provide to Lonza such additional Manufacturing Documentation as Lonza shall reasonably require in order to implement the Tech Transfer Agreement and the Manufacturing Process and otherwise perform its obligations under this Agreement. In accordance with the terms of the Quality Agreement and cGMP, Lonza shall maintain a process notebook which maintains a record of the Manufacturing Process as implemented at the Lonza Facility, including, without limitation, the process trend and variability data (the “Process Notebook”). Genentech shall have the right to review and copy any information in such Process Notebook at any time during the Term. Genentech’s obligations under this Section 4.8 shall be subject to obligations to Third Parties as set forth in written agreements in effect prior to the Effective Date of this Agreement. In the event an obligation to a Third Party prohibits Genentech from rendering such assistance, Genentech shall promptly seek from such Third Party permission to render such assistance. Such Manufacturing Documentation and Process Notebook shall be the sole property of Genentech, and shall be treated in all respects as Genentech Confidential Information. The Process Notebook, including any copies or any portion thereof, shall be delivered to Genentech upon expiration or termination of this Agreement.
     4.9 Product Substitution. Genentech shall have the right at any time prior to [*] to substitute for manufacture under this Agreement another product or products for the Bulk Drug; provided (i) such substitute product is a cell culture derived protein produced with the use of similar unit operations as are used for the Bulk Drug; and (ii) the Parties agree upon new dates, deadlines and costs set forth in this Agreement to the extent impacted by such product substitution.
ARTICLE 5.
RUNS; PRODUCTION AND SUPPLY; DELIVERIES

     5.1 Commercial Production of Bulk Drug. [*] that comply with cGMP and the Bulk Drug Specifications, the Target Yield and the warranties in Section 7.1, and the execution and delivery by Lonza of the related Certificates of Compliance and Certificates of Testing, “Commercial Production” of Bulk Drug will commence under this Agreement, with the first Commercial Run performed after Phase B Completion and prior to FDA Approval. After Commercial Production has commenced, changes to the Manufacturing Process shall be made as set forth in Article 8 hereof and the Quality Agreement or as the Parties may otherwise agree in writing. Issues relating to quality of Product shall be resolved in accordance with the Quality Agreement.
     5.2 Efforts.
          5.2.1 Commercially Reasonable Best Efforts. Lonza shall use Commercially Reasonable Best Efforts to conduct Commercial Production and deliver Bulk Drug in the amounts and time frame specified in this Agreement.
          5.2.2 Minimum Runs and Campaign Period. Notwithstanding anything to the contrary in this Article 5, but subject to the other terms of this Agreement, in each calendar year during the Term, Lonza shall make available the Lonza Facility during each Campaign and perform at least the number of Runs set forth in Exhibit A during such Campaign, as further defined as the “Campaign Minimum “ and “Campaign Minimum Run” for such calendar quarter on Exhibit A attached hereto and incorporated herein. For purposes of this Article 5, the term “Runs” refers to Commercial Runs, and does not refer to Qualification Runs or Development Runs.
          5.2.3 Pre-Campaign/Campaign Requirements. It is understood that Genentech is entering into this Agreement, the Tech Transfer Agreement and the Quality Agreement in reliance upon Lonza being fully prepared and able to conduct manufacturing of the Bulk Drug during each Campaign. In order to ensure such preparedness and ability, [*] such checklist to include without limitation, the following requirements: (i) that the Lonza Facility is compliant with all regional, national, federal, state and local regulations in the Territory; (ii) that the Lonza Facility is outfitted with all tools, equipment and utility services necessary to perform Commercial Production; (iii) that the Lonza Facility has been properly maintained and that any maintenance that is required to be performed on equipment and tools within the Lonza Facility has been performed prior to such Campaign; (iv) that the Lonza Facility is fully and adequately staffed with all supervisors, engineers, technicians, inspectors, and other dedicated personnel necessary, and with sufficient technical expertise and acceptable to Genentech, to perform Commercial Production, including any quality testing of Bulk Drug produced (in addition, the Parties shall mutually agree upon each of the primary and secondary Lonza key personnel to be assigned to perform the Commercial Production during each Campaign, and once agreed, Lonza may not change such assignment without Genentech’s mutual agreement); (v) that Lonza has adequate stock of raw materials on hand to perform all Runs required during such Campaign; and (vi) that the Lonza Facility is accessible [*]
          5.2.4 Genentech Right of Review and Approval. In no event shall Genentech’s right to review and/or approve an activity hereunder obligate Genentech to do so, nor shall its exercise or failure to exercise such right constitute a basis of any claim by Lonza against Genentech.
     5.3 Production and Supply.
          5.3.1 Product Manufacturing Forecast. By not later than the Effective Date of this Agreement and thereafter on a calendar quarter by calendar quarter basis of each year, beginning on [*], for the remainder of the Term, Genentech shall provide to Lonza a rolling “Product Manufacturing Forecast” which shall commence with the first day of the next calendar quarter and establish, on a yearly basis, for the remainder of the Term, the dates on which Campaigns are to be conducted, the number of Runs to be performed and the quantity of Bulk Drug reasonably expected to be manufactured, released and supplied to Genentech, all within the ranges set forth in Exhibit A hereto (except as otherwise agreed pursuant to Section 5.7 hereof). The Product Manufacturing Forecast shall be used for joint planning purposes and shall be non-binding unless otherwise specified herein, and may be amended by the Parties from time to time as the Parties deem appropriate. Beginning [*] the anticipated commencement of Commercial Production (or such other date as agreed upon by the Parties in writing), each Product Manufacturing Forecast shall be binding for the first [*] of the next calendar quarter following such forecast, and non-binding for the remainder of the Term, as further described below. Beginning with the initial binding Product Manufacturing Forecast, the forecasts for Bulk Drug and Campaigns within the first [*] months of the next calendar quarter following each such rolling Product Manufacturing

Forecast shall constitute a Bulk Drug Commitment and shall be binding upon the Parties and cannot be changed except upon mutual written consent of the Parties. By way of example only, when the rolling Product Manufacturing Forecast for [*] is issued, the twelve (12)-month period covered by such forecast shall commence on [*], and shall end on [*], and shall be binding for the period [*]. The Bulk Drug Commitment shall include approximate harvest dates for each Commercial Run. Concurrent with each Product Manufacturing Forecast, Genentech shall issue to Lonza a written purchase order, consistent with the Bulk Drug Commitment for such Product Manufacturing Forecast, and such purchase order shall be binding on both Parties.
          5.3.2 Weekly Meetings. The JPT shall participate in a weekly meeting (or at such frequency as otherwise mutually agreed), in person or via telephone, to review and discuss production, supply and logistics operations for the next three (3) month period, including: (i) the dates on which Campaigns shall occur, (ii) dates or approximate dates on which Runs will start and be performed; (iii) dates or approximate dates for Lonza’s and Genentech’s release of Bulk Drug; (iv) size or approximate size of Batches; (v) dates or approximate dates for delivery of Batches; (vi) destination for shipment of Batches; and (vii) status of Batches undergoing investigation, and related matters, and to issue and, as appropriate, update the Product Manufacturing Forecast.
     5.4 Management of Product Manufacturing Forecast.
          5.4.1 Delivery. Genentech and Lonza will work together in good faith to determine delivery dates and a shipping schedule for deliveries of Bulk Drug under this Agreement, and shall establish a written “Delivery Schedule” as a part of the Product Manufacturing Forecast and the related Bulk Drug Commitment.
          5.4.2 Delivery Dates. For each Run, the delivery date respectively set forth in the Delivery Schedule will be the “Delivery Date” for such Run, unless the Parties agree on an alternative delivery date; provided, however, that for purposes of Section 9.1 (a)(ii) hereof, the “Delivery Date” for any particular Bulk Drug shall be later of the actual date on which such Bulk Drug is delivered to Genentech’s Designated Carrier at Lonza’s Facility in accordance with Section 5.5 hereof, or the actual date of delivery to Genentech of the records specified in Section 10.2.1 for such Bulk Drug (e.g., Batch Records, Lonza’s Release Documentation, Certificate of Testing, Certificate of Compliance, etc.).
          5.4.3 Purchase Quantities. Except as otherwise set forth in this Agreement (including, without limitation, upon mutual agreement of the Parties under Section 4.9 or Section 5.8 hereof, Genentech shall purchase all Bulk Drug that complies with and conforms to cGMP, the Bulk Drug Specifications, the Target Yield and the warranties set forth in Section 7.1 up to the applicable Campaign Maximum set forth in Exhibit A hereto (except as otherwise agreed pursuant to Section 5.7 hereof).
          5.4.4 Shortages; Shortfalls; Delivery Delays. If at any time during the Term, Lonza is unable to fulfill the Bulk Drug Commitments on the related Delivery Date(s), then Lonza shall (1) immediately notify Genentech in writing as to the reason for the shortfall, shortage and/or delay, and provide an indication of the likely duration of the shortfall, shortage and/or delay, and (2) at Genentech’s written request, use Commercially Reasonable Best Efforts to provide Genentech with additional Commercial Runs to meet outstanding Bulk Drug Commitments under this Agreement, including, without limitation, extending the then existing Campaign and/or scheduling and conducting an additional Campaign within the next [*] in order to make-up such shortfall, shortage or delay. In addition, Lonza shall also promptly notify Genentech in writing when any such shortfall, shortage and/or delay is over. It is understood and agreed that nothing herein this Section 5.4.4 shall release Lonza from its obligation to promptly supply Bulk Drug to Genentech and/or their respective designee, as appropriate, to meet such Bulk Drug Commitments.
          5.4.5 Manufacturing Success Rate. If at any time during the Term, Lonza is unable to meet the Annual Minimum Success Rate and/or Target Yield for a calendar quarter (as further described on Exhibit B attached hereto and incorporated herein): (i) at Genentech’s request, Lonza shall discuss in good faith with Genentech a reduction in the Purchase Price for all Commercial Batches accepted by Genentech in accordance with Section 5.4.6 for such calendar quarter (the determination of such reduction to be based upon the actual success rate achieved over such calendar quarter, including without limitation the actual Target Yield achieved in each Commercial Lot produced in such calendar quarter), and (ii) Genentech shall have the right to terminate the Agreement in accordance with Section 20.2.4 hereof. Notwithstanding anything to the contrary, nothing herein shall obligate Genentech to accept any Runs that do not conform to the cGMP, the Bulk Drug Specifications, the Target Yield and the warranties in Section 7.1.

          5.4.6 Acceptance of Bulk Drug. Lonza shall deliver to Genentech samples of all Batches manufactured under this Agreement, as and when Batches are manufactured, and otherwise in accordance with the Quality Agreement and applicable standard operating procedures approved by both Parties. Lonza shall also provide the related Batch Record and other Batch documentation described in the Quality Agreement for each Batch of Bulk Drug. Upon receipt of samples of a particular Batch of Bulk Drug together with the related Batch Record and other Batch documentation (as set forth in the Quality Agreement or as otherwise reasonably requested by Genentech), Genentech shall perform release testing and review the Batch Record and other Batch documentation for each Batch, in good faith, and, in the absence of an investigation for said Batch pursuant to the Quality Agreement or Section 9.1 hereof, such testing and review shall be completed within [*] after Genentech’s receipt of samples of such Batch together with the related Batch Record and other Batch documentation. Any investigation shall be initiated and conducted in accordance with Genentech’s applicable standard operating procedure. Subject to Genentech’s rights to make claims under Article 9 hereof, a Batch shall be deemed to have been accepted by Genentech on the date (the “Acceptance Date”) on which Lonza receives written notice from Genentech that such Batch has been released by Genentech pursuant to applicable release testing standard operating protocols as described in the Quality Agreement.
     5.5 Delivery Terms. Lonza shall deliver Bulk Drug, suitably packed in agreed upon shipping containers, to Genentech’s [*] at which time title to and risk of loss for the Bulk Drug shall transfer to Genentech. Genentech shall have the right to designate the carrier. Genentech shall undertake and arrange for shipment of Bulk Drug within [*] after the Acceptance Date related thereto. Lonza shall provide storage for such Bulk Drug at no charge during this period. Prior to shipping any Bulk Drug, Genentech shall obtain all appropriate approvals and consents of any governmental authority necessary for the transportation or shipment of such Bulk Drug. Lonza shall comply with all applicable laws and regulations regarding the packaging of Bulk Drug for shipment. [*] Bulk Drug resulting from Development Runs and Qualification Runs (see Sections 4.4.1 and 4.4.2 hereof), and Non-Conforming Bulk Drug (see Section 9.4) shall also be subject to the delivery terms set forth in this Section 5.5. Genentech shall procure, at Genentech’s cost, and provide to Lonza sufficient quantities of freeze tanks for shipment of Bulk Drug from Lonza’s Facility to Genentech Designated Carrier. Lonza shall maintain such freeze tanks in compliance with the terms of the Quality Agreement. [*] Such freeze tanks shall be deemed to be “Portable Equipment” and shall be subject to Section 15.2 hereof.
     5.6 Storing, Packaging and Shipping. Lonza shall store, package, label and ship the Bulk Drug according to the Bulk Drug Specifications and according to packaging procedures mutually agreed upon by Genentech and Lonza in writing.
     5.7 Additional and New Capacity at the Lonza Facility.
          5.7.1 Additional Capacity Made Available In Calendar Year 2004. If at any time during the [*] additional capacity becomes available at the Lonza Facility for commercial production, Genentech shall [*] to utilize some or all of such additional capacity for Commercial Production, for so long as such additional capacity is available during the Term, [*] to Genentech as provided for under this Agreement.
          5.7.2 Additional Capacity Made Available After Calendar Year 2004. If at any time in any year after the [*] and during the Term, additional capacity becomes available at the Lonza Facility for commercial production, Genentech shall [*] to utilize some or all of the first [*] Runs of such additional capacity, and [*]to utilize some or all of any Runs in excess of such first [*] Runs of such additional capacity, for Commercial Production, for so long as such additional capacity is available during the Term, and in each case, [*]to Genentech as provided for under this Agreement.
          5.7.3 New Capacity. Each and every time in any year during the Term, if new capacity becomes available at the Lonza Facility for commercial production, as a result of Lonza installing additional bioreactors at the Lonza Facility (other than that capacity specified in the Tech Transfer Agreement), Genentech [*]
          5.7.4 Notice. Lonza shall promptly notify Genentech in writing upon any such additional or new capacity becoming available, and provide Genentech with all information reasonably useful for Genentech to make a decision regarding such additional or new capacity.

               (a) With respect to any additional capacity subject to Genentech’s [*] Genentech shall have [*] days following its receipt of all such information to review such information and provide written notification to Lonza regarding [*]
               (b) With respect to any additional or new capacity subject to Genentech’s [*] (i) if such additional or new capacity will not be available until [*] after such notice from Lonza, Genentech shall have [*] days following its receipt of all such information to review such information and provide written notification to Lonza regarding its decision to negotiate with respect to such additional or new capacity, or (ii) if such additional or new capacity will be available within [*]of such notice from Lonza, Genentech shall have [*] days following its receipt of all such information to review such information and provide written notification to Lonza regarding its decision to[*] with respect to such additional or new capacity. With respect to any additional or new capacity subject to [*], during said [*] or [*] day period, as applicable, Lonza shall be free to talk to any Third Party, provided Lonza does not enter into a written agreement with any Third During regarding such additional or new capacity until after the end of said [*] or [*] day period, as applicable.
          5.7.5 With respect to that additional (or new) capacity which Genentech receives notice of pursuant to Section 5.7.4 and is subject to:
               (a) Genentech’s [*] if written notice is given that Genentech does not want to accept such additional capacity, or written notice is not given by Genentech within said [*] day period, Genentech [*] such additional capacity (or, as applicable, that portion thereof that it specifies in such written notice that it does not want to accept);
               (b) Genentech’s [*], if written notice is given that Genentech does not want to accept such additional or new capacity, or written notice is not given by Genentech within said [*] or [*] day period, as applicable, Genentech will have [*] for such additional or new capacity (or, as applicable, that portion thereof that it specifies in such written notice that it does not want [*]
and in each case, Lonza will be free to provide such additional or new capacity to any Third Party, subject to Section 5.7.6, and as long as the terms of such additional or new capacity are not [*] to such Third Party than those last offered to [*], without first offering to enter into a written agreement with Genentech on such terms.
          5.7.6 [*]. It is understood and agreed to by the Parties, if any existing capacity or new capacity becomes available at the Lonza Facility during the Term, use of such capacity would first be subject to the provisions of Section 5.7.5, and then subject to the provisions of this Section 5.7.6. [*]
               (a) Genentech Right of Last Refusal on Existing Capacity. Lonza agrees that during the Term, Lonza shall not enter into a written agreement to use any existing capacity at the Lonza Facility to manufacture for itself or any Affiliate or Third Party, any [*] Product, without first providing written notice of and offering to enter into a written agreement with Genentech on such terms. If, at any time(s) during the Term, Lonza receives and is ready to accept a bona-fide written offer from a Third Party or Affiliate, negotiated in good faith and at arms-length and which offer contains all material terms, to use any existing capacity at the Lonza Facility to manufacture an [*] Product, Lonza shall provide written notification to Genentech of such offer and all information reasonably useful for Genentech to make a decision regarding such capacity (including without limitation, a copy of the agreed upon terms of such offer, redacted as necessary to remove the name of the Third Party and the identity of the [*] Product). Genentech shall have thirty (30) days following its receipt of all such information to review such information and provide written notification to Lonza regarding its decision to accept such capacity. If Genentech provides written notice to Lonza within such thirty (30) day period of its acceptance of such capacity, Genentech shall have the right to use such capacity to manufacture Bulk Drug for so long as such existing capacity is available during the Term and under the same terms and conditions of this Agreement [*] shall prevail with respect to such capacity). If written notice is given that Genentech does not want to accept such additional capacity, or written notice is not given by Genentech within said thirty (30) day period, Genentech will have waived its right to accept such capacity, and Lonza will be free to provide such capacity to such Third Party as long as the terms of the written agreement with such Third Party are not [*] to such Third Party than the terms last offered to [*], without first offering to enter into a written agreement with Genentech on such terms.
               (b) Exclusivity on New Capacity.

                    (i) If Lonza elects to build any new capacity at the Lonza Facility, Lonza agrees that during the Term, Lonza shall not use such new capacity to manufacture, either for commercial supply or clinical supply, for itself or any Affiliate or Third Party, any [*],Product. Notwithstanding the foregoing, and subject to the other provisions of this Agreement, this Section 5.7.6(b) does not prohibit Lonza from manufacturing the Product for ultimate sale by Roche outside the United States and Canada in accordance with the terms of this Agreement, or for Roche as otherwise agreed upon in writing by the Parties.
                    (ii) Subject to the foregoing, if, at any time(s) during the Term, Lonza receives a bona-fide written offer from a Third Party or Affiliate, negotiated in good faith and at arms-length and which offer contains all material terms, to use any new capacity at the Lonza Facility to manufacture an [*] Product, Lonza may provide written notification to Genentech of such offer and request that Genentech accept and use such capacity for manufacture of Genentech Products. Concurrent with such notice, Lonza shall provide to Genentech all information reasonably useful for Genentech to make a decision regarding such capacity (including without limitation, a copy of the agreed upon terms of such offer, redacted as necessary to remove the name of the Third Party and the identity of the [*] Product).
                    (iii) Genentech agrees to consider in good faith each such written request by Lonza for Genentech to accept and use such capacity, and, in considering such request, Genentech shall take into account the current business relationship of the Parties and the product life cycle stage of its Product.
                    (iv) Subject to the foregoing, Genentech may, at its sole discretion, either elect or reject such request to use such capacity, and (1) if Genentech elects to accept such request to use such capacity, Genentech may use such capacity for so long as such new capacity is available during the Term, and on terms and conditions [*]to Genentech as provided for under this Agreement ([*] of this Agreement), or (2) if Genentech rejects such request to use such capacity, such capacity shall remain subject to Section 5.7.6(b)(i).
               (c) Definition of [*] Products. As used herein, [*]. To the extent any product is substituted for the Product pursuant to Section 4.9, such obligations under this Section 5.7.6 shall apply as well to any protein(s) or peptide(s) (including any fragment thereof) whose mechanism of action is initiated by binding to the target that is the subject of such substituted product.
     5.8 Regulatory Approval for Outside the United States. Any time following Phase B Completion, Genentech may request that Lonza seek EMEA, MHWJ, or other Regulatory Approval to enable Bulk Drug to be sold outside of the United States by Genentech or its designee, including without limitation, Roche and/or Zenyaku Kogyo Co. Ltd. Upon such request, the JPT will meet to discuss timelines, activities and responsibilities necessary to obtain such Regulatory Approval. The Parties understand that Roche is the license holder for the Product in Europe, and shall discuss Roche’s role in such project; provided, however, that the Agreement shall remain between the Parties, and Roche shall not be a Third Party beneficiary hereunder unless otherwise agreed to in writing by the Parties. The supply, purchase and payment provisions of this Agreement would not be affected by a decision to seek Regulatory Approval outside the United States for the Product hereunder unless otherwise agreed to in writing by the Parties, and Genentech would continue to purchase the Bulk Drug Commitment in accordance with the terms of this Agreement, at least up to the applicable Campaign Maximum set forth in Exhibit A hereto.
     5.9 Sale of Lonza Facility.
          5.9.1 Right of First Notice. If at any time(s) during the Term, Lonza elects to sell the Lonza Facility, including without limitation an election to solicit a Third Party, or an election to consider a solicitation or other inquiry received from a Third Party, to purchase the Lonza Facility, on each such occasion, Lonza shall promptly provide written notice to Genentech thereof, and with such notice shall provide to Genentech all information reasonably useful for Genentech to make a reasonably informed bid with respect to such proposed sale (but in any event, no less than the same information that Lonza provides to any Third Party considering a bid with respect to such proposed sale). Genentech shall have ninety (90) days to review such information and provide written notification to Lonza regarding its decision to purchase the Lonza Facility, and/or whether its needs additional information regarding such sale. During such ninety (90) day period Lonza shall be free to talk to any Third Party with respect to such proposed sale of the Lonza Facility, provided Lonza does not enter into a written agreement with any Third Party regarding such proposed sale of the Lonza Facility until after the end of such ninety (90) day period.

          5.9.2 Effect of Notice. If written notice is given that Genentech desires to purchase the Lonza Facility, the Parties shall negotiate in good faith the terms thereof. If written notice is given that Genentech does not want to purchase the Lonza Facility, or written notice is not given by Genentech within said ninety (90) day period, Genentech will have waived its right to negotiate in good faith with Lonza and to submit a bid for the Lonza Facility and Lonza shall be free to sell the Lonza Facility without restriction to any Third Party; provided, Lonza consummates such sale within one (1) year of such written notice by Lonza to Genentech under Section 5.9.1. Any final decision to sell the Lonza Facility will be based on economic and such other considerations as determined by, and solely at the discretion of, Lonza Inc’s shareholders.
          5.9.3 Limitations. It is understood and agree that such right of first notice only applies with respect to the sale of the Lonza Facility, and not with respect to any such sale that is incidental to a proposed sale of Lonza Group Ltd.
ARTICLE 6.
PAYMENTS
     6.1 Execution Fee. Genentech shall pay Lonza [*] within [*] business days of the Effective Date.
     6.2 [Intentionally left blank]
     6.3 Milestone Payments. For each Milestone I through VI set forth in this Section 6.3 that is completed by the deadline respectively described below, Genentech shall pay the related milestone, within [*]business days of receipt of a correct, undisputed invoice, which may be delivered on or after the date earned:
          6.3.1 Completion of Milestone I: Phase A Completion:
               (a) If Phase A Completion is achieved by [*]Genentech shall pay Lonza [*] or
               (b) If Phase A Completion is not achieved until after [*] but before [*], Genentech shall pay Lonza [*] or
               (c) If Phase A Completion is not achieved until after [*] but before [*]Genentech shall pay Lonza [*].
          6.3.2 Completion of Milestone II: Development Run Initiation. If Development Run Initiation is achieved by [*], Genentech shall pay Lonza [*].
          6.3.3 Completion of Milestone III: Qualification Run Initiation. If Qualification Run Initiation is achieved by [*], Genentech shall pay Lonza [*]
          6.3.4 Completion of Milestone IV: Phase B Completion:
               (a) If Phase B Completion is achieved by [*], Genentech shall pay Lonza [*] or
               (b) If Phase B Completion is not achieved until after [*], but before [*], Genentech shall pay Lonza [*]
          6.3.5 Completion of Milestone V: sBLA Enablement. If sBLA Enablement is achieved by [*], Genentech shall pay Lonza [*]
          6.3.6 Completion of Milestone VI: FDA Approval: If FDA Approval for the Lonza Facility is achieved on or before [*] (or in the event sBLA Enablement is achieved prior to [*], but Genentech elects to file the sBLA at a later date, then [*]after the date of such filing), Genentech shall pay Lonza [*].

     6.4 Batch Pricing; Invoicing.
          6.4.1 Development Batches. For each Development Batch [*]manufactured by not later than [*]and in compliance with this Agreement, and conformance to cGMP, the Bulk Drug Specifications, and the warranties in Section 7.1, Genentech shall pay Lonza an amount equal to [*] per Batch and, subject to Section 4.5, the Acquisition Cost of raw materials used to manufacture such Batch. Such amount shall be the Purchase Price for such Development Batches.
          6.4.2 Qualification Batches. For each Successful Qualification Batch [*] manufactured by not later than [*]and in compliance with this Agreement and conformance to cGMP, the Bulk Drug Specifications, the Target Yield, and the warranties provided in Section 7.1 hereof, Genentech shall pay Lonza an amount equal to [*] per Batch and, subject to Section 4.5, the Acquisition Cost of raw materials used to manufacture each such Batch. Such amount shall be the Purchase Price for such Qualification Batches.
          6.4.3 Commercial Batches. Except as otherwise expressly set forth in this Agreement, including, without limitation, in Article 8 and Section 9.1 hereof:
               (a) For each Successful Commercial Batch (up to the Campaign Maximum in a particular Campaign) manufactured in compliance with this Agreement and in conformance with cGMP and the Bulk Drug Specifications, the Target Yield, and the warranties provided in Section 7.1 hereof, Genentech shall pay Lonza an amount equal to [*]. Such amount shall be the Purchase Price for such Commercial Batches.
               (b) In addition to the foregoing, subject to Section 4.7.1, with respect to each such Successful Commercial Batch under 6.4.3(a) above, up to a maximum of [*] such Successful Commercial Batches, Genentech shall pay Lonza an amount equal to [*] (the “Supplemental Batch Payment”). It is understood and agreed, that no such payment shall be due for any Successful Commercial Batches in excess of such [*] Successful Commercial Batches, including without limitation any additional Batches purchased during the Term, including any extension thereof.
               (c) In addition to the foregoing, Genentech shall reimburse Lonza, subject to Section 4.5, [*] the Acquisition Cost of the raw materials utilized to produce such Successful Commercial Batches (up to the Campaign Maximum in a particular Campaign).
               (d) In addition, Lonza shall also be entitled to receive: (i) a one-time additional payment of (i) [*] upon delivery to Genentech of the [*] Successful Commercial Batch in [*], and (ii) a one-time additional payment of [*] upon delivery to Genentech of the [*] Successful Commercial Batch in [*] which such additional amounts shall be payable upon Genentech’s final release of the [*] Commercial Batch in such calendar year. For the avoidance of doubt, such amounts shall in no event be paid more than once each, and only on achievement of such milestone in [*]
          6.4.4 Invoicing Genentech for Batches. For amounts owed under:
               (a) Sections 6.4.1 and 6.4.2, invoices may be issued on or after the related Acceptance Date; and
               (b) Section 6.4.3, invoices may be issued on or after the related Acceptance Date.
Such invoices shall reference the Acceptance Date, the Batch delivered and the total Purchase Price. In addition, for invoices issued with respect to Section 6.4.2(c), such invoices shall also reference a complete list of the Successful Commercial Batches produced, shipped and accepted by Genentech during such calendar year. Amounts due under undisputed correct invoices shall be due and payable in U.S. currency within thirty (30) days after receipt of such invoice.

     6.5 Payment Method. All payments due hereunder shall be made by wire transfer from a bank in the United States in immediately available funds to a bank in the United States designated by the Party to receive payment. All payments hereunder shall be made in U.S. dollars. [*]
     Genentech’s Designated U.S. Bank:
     [*]
     Lonza’s Designated U.S. Bank:
     [*]
     6.6 Commercial Audit. For at least three (3) years after final payment under this Agreement (or for such longer period of time as may be required by applicable laws and regulations), Lonza shall maintain complete and accurate books, records, documents, and other evidence of costs, expenses and allowances pertaining to this Agreement and/or the Tech Transfer Agreement and the Facility Modifications and Services Costs (for purposes of this Section 6.6, hereinafter collectively called “Records”) to the extent and in such detail as will properly reflect all costs and expenses incurred by Lonza in connection with this Agreement and/or the Tech Transfer Agreement. Genentech, acting through its independent public accountants of recognized national standing selected by Genentech and reasonably acceptable to Lonza, shall have a right to examine and audit such Records once per Campaign, upon at least twenty (20) days’ prior written notice.
ARTICLE 7.
MANUFACTURER PRODUCT WARRANTIES
     7.1 Product Warranties by Lonza. Lonza hereby warrants to Genentech that the Bulk Drug, at the time of Delivery to Genentech’s Designated Carrier, shall:
               (a) conform to the Bulk Drug Specifications;
               (b) be manufactured in compliance with the requirements of cGMP;
               (c) be manufactured in compliance with the requirements of all applicable material national, state and local laws, ordinances and governmental rules and regulations of the U.S.;
               (d) complies with Lonza’s standard operating procedures;
               (e) complies with Lonza’s standard operating procedures (as developed by Lonza and Genentech and approved by Genentech based on the Genentech standard operating procedures provided by Genentech to Lonza hereunder, in accordance with the Quality Agreement); and
               (f) be transferred free and clear of any liens or encumbrances of any kind to the extent arising through or as a result of the acts or omissions of Lonza, its Affiliates or their respective agents.
     7.2 Lonza Facility. Lonza hereby warrants that it owns or lawfully controls the Lonza Facility, and that, provided the Manufacturing Process is successfully implemented in accordance with the Tech Transfer Agreement, it has sufficient manufacturing capacity to enable Lonza to manufacture Bulk Drug throughout the Term in quantities sufficient to fulfill, in each calendar year, the Campaign Minimums and Campaign Minimum Runs for such year as set forth in Exhibit A hereto, in accordance with this Agreement. Lonza hereby covenants that it will use Commercially Reasonable Best Efforts to ensure that the Lonza Facility shall be maintained in accordance with cGMP and in such condition as will allow Lonza to manufacture the Bulk Drug in compliance with and conformance to cGMP and the Bulk Drug Specifications.

     7.3 OTHER THAN AS SET FORTH IN THIS ARTICLE 7 AND ARTICLE 16 HEREOF, ALL OTHER WARRANTIES, BOTH EXPRESS AND IMPLIED, ARE HEREBY EXPRESSLY DISCLAIMED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.
ARTICLE 8.
SPECIFICATION AND MANUFACTURING — PROCESS CHANGES
     8.1 Specification and Manufacturing — Process Changes. Except as otherwise expressly set forth to the contrary in the Quality Agreement, in the event that (i) Genentech is required, or desires, to change the Bulk Drug Specifications or the Manufacturing Process Lonza shall use Commercially Reasonable Best Efforts to accommodate such request, subject to the following:
               (a) Genentech shall promptly advise Lonza in writing of any such change(s), and provide information reasonably necessary for Lonza to evaluate the effect of such change(s), and Lonza’ shall promptly advise Genentech as to scheduling changes, if any, which may result from such change(s). The notification and approval procedure shall be in accordance with standard operating procedures (i.e., change control procedures) agreed upon by the Parties from time to time. The Parties shall hold a JPT meeting in a timely manner with appropriate advisors invited to discuss such changes as appropriate.
               (b) Prior to implementation of any such material change(s) to the Bulk Drug Specifications or Manufacturing Process, the Parties agree to negotiate in good faith in an attempt to reach agreement on (i) the new Purchase Price (higher or lower) for any Bulk Drug manufactured under this Agreement by Lonza which embodies such material change, giving due consideration to the effect of such material change on Lonza’s direct manufacturing costs for Bulk Drug, and (ii) any other amendments to this Agreement which may be necessitated by such material changes.
               (c) Prior to implementation of any such change(s), Lonza will provide Genentech with an estimate of the reasonable and necessary expenses that would be incurred by Lonza as a result of the implementation of any such change(s) to the Bulk Drug Specifications or Manufacturing Process, including, but not limited to, its validation and analytical development costs, and capital expenditure costs. If such change(s) are implemented, Genentech will reimburse Lonza for the reasonable and necessary expenses as agreed upon in advance and incurred by Lonza as a result of any such change(s) to the Bulk Drug Specifications or Manufacturing Process, including, but not limited to, reimbursing Lonza for its validation and analytical development costs and capital expenditure costs.
               (d) Lonza shall use Commercially Reasonable Best Efforts to promptly accommodate changes described in Section 8.1 hereof in light of Lonza’s facilities and resource constraints and current operations. Lonza shall cooperate with Genentech in good faith to implement all agreed upon changes to the Bulk Drug Specifications or Manufacturing Process in accordance with the agreed upon schedule. During the pendency of Lonza implementing any such changes to the Manufacturing Process or Bulk Drug Specifications, Lonza shall, at Genentech’s written request, produce and Genentech shall purchase Bulk Drug in accordance with the terms of the Agreement.
               (e) If any such changes to the Bulk Drug Specifications or Manufacturing Process renders obsolete or unusable any raw materials, components or supplies used to manufacture the Bulk Drug, and to the extent such materials may not be either returned to the appropriate vendor for a credit or utilized by Lonza for its other manufacturing operations, Genentech shall purchase from Lonza, at Lonza’s Acquisition Cost, that amount of inventory of such raw materials, components or supplies, as the case may be, so rendered obsolete or unusable, not to exceed the amount of such raw materials, components or supplies which would have been required for Lonza to manufacture and supply the total quantity of Bulk Drug specified in Bulk Drug Commitments outstanding under this Agreement.
               (f) The notification and formal approval procedure for those changes to the Bulk Drug Specifications or Manufacturing Process approved by the Parties under this Section shall be in accordance with the Quality Agreement and standard operating procedures (i.e., change control procedures) agreed upon in writing by Genentech and Lonza from time to time.

     8.2 Procedure for Specification or Manufacturing Process Changes by Lonza. Notwithstanding anything to the contrary in this Agreement (including Section 3.1.4), the Quality Agreement and/or the Tech Transfer Agreement, Lonza shall not change the Bulk Drug Specifications or the Manufacturing Process except with Genentech’s prior written consent, which consent Genentech may grant in its sole discretion.
     8.3 Vendor or Supplier Changes. Notwithstanding anything to the contrary in this Agreement (including Section 3.1.4), the Quality Agreement and/or the Tech Transfer Agreement, Lonza shall not change any vendor or supplier of raw materials or analytical reagents used in the manufacture or testing of Bulk Drug except with Genentech’s prior written consent.
ARTICLE 9.
CLAIMS
     9.1 Notice of Claims. In the event that any Bulk Drug is Non-Conforming Bulk Drug, Genentech may reject the same by giving written notice thereof to Lonza:
               (a) within seventy (70) days after the later of Genentech’s receipt of samples of such Batch or the related Batch Record and other Batch documentation specified in Section 10.2.1 (e.g., Batch Records, Lonza’s Release Documentation, Certificate of Testing, Certificate of Compliance, etc.), Genentech will communicate in writing to Lonza their acceptance or rejection of the Batch. If the decision is to reject the Batch, Genentech will have an additional five (5) days to write up and communicate to Lonza its notice of rejection (for a total of 75 days) ; and
               (b) in the case of a latent defect, within one-hundred and twenty (120) days after discovery of such latent defect, but in no event later than one (1) year after delivery to Genentech’s Designated Facility, which notice shall specify the manner in which such Bulk Drug fails to conform to any warranty and shall be accompanied by any test results or reports evidencing such non-conformity.
Alternatively, rather than initially issuing a notice of rejection under Section 9.1(a) or (b) above, Genentech may give written notice to Lonza within the applicable time period set forth in this Section 9.1 of a Genentech decision to investigate whether a potentially Non-Conforming shipment should be rejected. Within thirty (30) days following such notice to investigate, Genentech shall provide to Lonza, for Lonza’s review and comment, a written plan for investigating and resolving such potentially Non-Conforming shipment, which investigation shall be completed in accordance with the procedures set forth in the Quality Agreement.
     9.2 No Lonza Liability. If it is determined by agreement of the Parties (or in the absence of such agreement, by a mutually acceptable qualified independent Third Party whose fees shall be paid by the non-prevailing Party) that either (i) there is no nonconformity, in which case Genentech shall pay to Lonza the Purchase Price for such Bulk Drug, or (ii) there is nonconformity but the nonconformity was not caused by Lonza (or its agents), in which case Lonza shall have no liability to Genentech with respect thereto, and Genentech shall pay to Lonza the Purchase Price for such Bulk Drug.
     9.3 Lonza Liability; Replacement of Product. If it is determined by agreement of the Parties (or in the absence of such agreement, by a mutually acceptable qualified independent Third Party whose fees shall be paid by the non-prevailing Party) that the nonconformity was caused by Lonza (or its agents), at Genentech’s written request, Lonza shall as soon as practicable use Commercially Reasonable Best Efforts to replace such Non-Conforming Bulk Drug with conforming Bulk Drug, at no additional, cost to Genentech except for payment of the Purchase Price for the replacement conforming Bulk Drug, which shall be payable as follows: if Genentech previously paid the Purchase Price for the Non-Conforming Bulk Drug, then Lonza shall promptly and in any event within thirty (30) days credit such amount to Genentech on the next invoice (or, at Genentech’s option, Genentech may set off such amount against amounts owed to Lonza under this Agreement), and Genentech shall pay the Purchase Price for the replacement conforming Bulk Drug; and, if Genentech did not previously pay the Purchase Price for the Non-Conforming Bulk Drug, then Genentech shall pay the Purchase Price for the replacement conforming Bulk Drug; provided, however, Genentech shall have no obligation to pay Lonza for replacement Conforming Bulk Drug which is not delivered by a date acceptable to

Genentech (such date to be mutually agreed in writing by the parties following Genentech’s written request to Lonza to replace such Non-Conforming Bulk Drug).
     9.4 Cooperation in Investigations, Disposition of Non-Conforming Bulk Drug. If Genentech desires to make a claim against Lonza with respect to and reject a Batch of Non-Conforming Bulk Drug pursuant to Section 9.3, Genentech agrees that it shall not dispose of or allow such Bulk Drug to be disposed of without written prior notification to Lonza. Disposition of Non-Conforming Bulk Drug shall be determined in accordance with the provisions of the Quality Agreement.
ARTICLE 10.
MANUFACTURING AUDITS; CERTIFICATE OF COMPLIANCE;
AND REGULATORY MATTERS
     10.1 Manufacturing Audits. Genentech shall have the right to perform, directly or through its representatives, cGMP compliance audit [*] pre-approval inspection audits, For Cause Audits, and additional follow-up audits Genentech reasonably believes is necessary as a result of the findings of any of the foregoing audits, all in accordance with the audit provisions set forth in the Quality Agreement. During such audits, personnel of Genentech or its representatives shall have access only to all public areas (including cafeteria’s) and those areas that are directly related to the performance of Lonza’s obligations under this Agreement, including the manufacture, testing, storage and shipping of Bulk Drug. No more than a reasonable number of representatives shall be permitted on Lonza’s premises for any such audit.
     10.2 Certificates; Manufacturing Issues; Records.
          10.2.1 Certificates; Manufacturing Issues. As soon as possible after manufacture and, unless otherwise agreed by Genentech, in any event by not later than the date of each shipment of Bulk Drug, Lonza shall furnish to Genentech the Batch Records and Lonza’s Release Documentation described in the Quality Agreement, including, without limitation, a Certificate of Testing, a Certificate of Compliance and a summary (in a format to be agreed upon by Genentech and Lonza) of any deviations or investigations that occurred during the manufacturing or testing of the Bulk Drug that is part of such shipment. The provisions set forth in the Quality Agreement regarding deviations shall control whether a deviation results in Non-Conforming Bulk Drug.
          10.2.2 Records. Lonza shall maintain all of its manufacturing and analytical records, all records of shipments of Bulk Drug and all validation data relating to Bulk Drug for the time periods required by applicable laws and regulations of all regional, national, federal, state and local regulatory agency in the jurisdictions where the Product will be sold. Lonza agrees that, in response to any complaint, or in the defense by Genentech of any litigation, hearing, regulatory proceeding or investigation relating to Bulk Drug, Lonza shall make available to Genentech such Lonza employees and records reasonably necessary to permit the effective response to, defense of, or investigation of such matters, subject to appropriate confidentiality protections.
     10.3 Complaints. Genentech shall have sole responsibility for reporting any complaints relating to the Product to the FDA and any other regulatory authorities, including, but not limited to, complaints relating to the manufacture of the Product and adverse drug experience reports. Genentech shall maintain complaint files in accordance with cGMP. Lonza shall provide Genentech with a copy of any complaints received by Lonza with respect to the Product in accordance with the Quality Agreement and standard operating procedures to be agreed upon by Genentech and Lonza from time to time. Genentech shall have responsibility for responding to all complaints, and for promptly providing Lonza with a copy of any responses to complaints relating to the manufacture of the Product. Lonza shall use Commercially Reasonable Best Efforts to respond to requests from Genentech for information in Lonza’s possession that is necessary for Genentech to respond to complaints arising out of the manufacture of the Bulk Drug.
     10.4 Regulatory Correspondence.
          10.4.1 Notification to Other Parties of Regulatory Correspondence. Each Party shall immediately and within at least three (3) business days notify the other Party in writing of, and shall provide the other Party with copies of, any correspondence and other documentation received or prepared by such Party in connection with any of the following events: (i) receipt of a regulatory letter, Warning Letter, or similar item, from the FDA or any other regulatory authority directed to the manufacture, packaging, and storage of Bulk Drug, by Lonza or in connection with any general cGMP inspections applicable to any Lonza Facility to the extent associated with Lonza’s activities under this Agreement; (ii) any recall, market withdrawal or correction of any Batch of Bulk Drug or resulting Finished Product; and (iii) any regulatory comments related to the manufacture of Bulk Drug or resulting Finished Product requiring a response or action by a Party.
          10.4.2 Regulatory Correspondence Requiring a Lonza Response. In the event Lonza receives any regulatory letter or comments from any regional, national, federal, state or local regulatory authority in the Territory directed to its manufacture of Bulk Drug requiring a response or action by Lonza, including, but not limited to, receipt of a Form 483 (Inspectional Observations) or a Warning Letter, Genentech will, to the extent within its control or possession, promptly provide Lonza with any data or information required by Lonza in preparing any response related to Lonza’s manufacture of Bulk Drug and will cooperate fully with Lonza in preparing such response. Lonza shall provide Genentech with a copy of each such response (redacted to remove information not related to the manufacture of Bulk Drug or Lonza’s other obligations under this Agreement) for Genentech’s review and comment prior to Lonza’s submission of its detailed written response. Lonza shall give all due consideration to any Genentech comments to each such proposed Lonza response provided Genentech timely responds. Likewise, in the event Genentech receives any regulatory letter or comments from any regional, national, federal, state or local regulatory authority in the Territory directed to the manufacture of Bulk Drug at the Lonza Facility requiring a response or action by Genentech, including, but not limited to, receipt of a Form 483 (Inspectional Observations) or a Warning Letter, Lonza will, to the extent within its control or possession, promptly provide Genentech with relevant data or information sufficient for Genentech to prepare any response related to the manufacture of Bulk Drug and will cooperate fully with Genentech in preparing such response. Genentech shall provide Lonza with a copy of each such response (redacted to remove information not related to the manufacture of Bulk Drug at Lonza’s Facility or Genentech’s obligations under this Agreement) for Lonza’s review and comment prior to Genentech’s submission of its detailed written response. Genentech shall give all due consideration to any Lonza comments to each such proposed Genentech response provided Lonza timely responds.
     10.5 Inspections; Non-Compliance; Failure to Manufacture.
          10.5.1 Inspections. In the event the Lonza Facility is inspected, or Lonza is notified that the Lonza Facility will be inspected, by representatives of any regional, national, federal, state or local regulatory agency in the Territory directed to Lonza’s manufacture of Bulk Drug, Lonza shall notify Genentech within twenty-four (24) hours after receipt of notice of such inspection, and shall supply Genentech with copies of any correspondence or portions of correspondence which relate to Bulk Drug. Genentech may send, and upon the request of Lonza shall send, representatives to the Lonza Facility to participate in any portion of such inspection which is directed to Bulk Drug.
          10.5.2 Non-Compliance; Failure to Manufacture. In the event that any regional, national, federal, state or local regulatory agency in the Territory shall determine, as a result of an inspection described in Section 10.5.1 above, that Lonza is not in compliance with applicable laws or regulations or otherwise not in compliance with cGMP with respect to the manufacture of Bulk Drug, Lonza shall at its expense use Commercially Reasonable Best Efforts to cure any such non-compliance as soon as practicable.
ARTICLE 11.
RECALLS
     11.1 Recalls. Genentech shall notify Lonza promptly (and in any event within three (3) business days of receipt of written notice) if any batch of Bulk Drug or resulting Finished Product is the subject of a recall, market withdrawal or correction. Genentech shall (i) bear the cost of and be responsible for conducting all recalls, market withdrawals or corrections of Bulk Drug or Finished Product, (ii) remain obligated to pay Lonza the Purchase Price for the Bulk Drug recalled or used to make such recalled Finished Product (as long as it is not Non-Conforming Bulk Drug), and (iii) reimburse Lonza for its direct out-of-pocket expenses related to the recall, if any. Notwithstanding the foregoing, to the extent such recall, market withdrawal or correction was caused by Lonza’s breach of any of its warranties set forth in Article 7 hereof, Lonza shall credit Genentech for all of the Purchase Price for the Bulk Drug recalled or used to make such recalled Finished Product and shall reimburse Genentech for all of Genentech’s reasonable out-of-pocket expenses directly related to the recall, if any. For the avoidance of doubt such expenses shall not, except as provided in Section 17.4, include any Consequential Damages. As between the Parties, Genentech or its agent shall make all decisions regarding, and in all events shall have sole authority for, conducting any recalls, market withdrawals or corrections with respect to the Product in the Territory.
ARTICLE 12.
QUALITY ASSURANCE; QUALITY CONTROL; VALIDATION; STABILITY
     12.1 Responsibility for Quality Assurance and Quality Control. Responsibility for quality assurance and quality control of Bulk Drug shall be allocated between Genentech and Lonza as set forth in the Quality Agreement and in standard operating procedures agreed upon in writing by Genentech and Lonza from time to time. In general, (a) Lonza shall be responsible for performing certain in-process testing and selected acceptance testing on the Bulk Drug as set forth in the Tech Transfer Agreement and the Quality Agreement, and (b) Genentech shall be responsible for all final acceptance testing and authorizing final release of all Bulk Drug to the market.
     12.2 Validation of Lonza Facility; Utilities and Equipment. Lonza shall maintain cGMP validation status of the Lonza Facility, as well as the utilities and equipment used in the manufacture of Bulk Drug at the Lonza Facility, and shall make relevant validation reports applicable thereto (redacted to remove information not related to the manufacture of Bulk Drug) available to Genentech for review at Genentech’s reasonable request.
     12.3 Validation of Bulk Manufacturing Process. In accordance with the requirements of and timelines set forth in the Tech Transfer Agreement and Quality Agreement, Genentech shall provide Lonza with Manufacturing Documentation related to the validation of the Manufacturing Process, as further described therein, including, without limitation, drafts of the product comparability protocol and the process validation protocol related to the Manufacturing Process. Lonza shall be responsible for performing all required process validation at the Lonza Facility and Genentech shall review and approve all process validation protocols and reports. A Process Qualification Plan (as defined in the Quality Agreement) to be developed by Lonza and approved by Genentech will identify additional process validation related to the technology transfer to Lonza, if required, at commercial scale. Lonza shall provide Genentech with copies of documentation related to the validation of the Manufacturing Process, as implemented by Lonza, and validation reports applicable thereto, to Genentech, at Genentech’s reasonable request, on a frequency and in a format to be agreed upon by Lonza and Genentech.
     12.4 Change Control. Any changes to the Lonza Facility, utilities, equipment or processes used by Lonza in its performance under this Agreement, including those relating to the manufacturing, storage, testing, shipping and cleaning procedures that are used by Lonza in the manufacture of Bulk Drug under this Agreement, shall occur pursuant to change control procedures agreed upon by Lonza and Genentech and as set forth in the Quality Agreement.
     12.5 Stability. Genentech shall conduct all necessary stability testing to comply with cGMP and other applicable regulatory guidelines. Such stability testing shall include testing to validate the lead times for shipment, the shelf life of Bulk Drug and the Bulk Drug Specifications applicable to shipment, storage and handling of Bulk Drug. Lonza shall prepare all stability samples, and shall sublot stability samples and package and ship stability samples to Genentech, all in accordance with timelines, protocols and procedures agreed upon by Lonza and Genentech and set forth in the Quality Agreement.
ARTICLE 13.
MANUFACTURER’S OBLIGATIONS AS MANUFACTURER
     13.1 Control of Working Cell Bank. Lonza shall maintain all portions of the Working Cell Bank that it receives in safe and secure storage under its control in the Lonza Facility at Portsmouth, New Hampshire, and shall not permit the transfer of the Working Cell Bank to any Lonza Affiliate or any Third Party that is not specifically authorized in advance and in writing by Genentech. Lonza shall comply with all applicable regulatory requirements relating to general safety and compliance in handling the Working Cell Bank and any raw materials and components used in manufacturing Product and Bulk Drug.

     13.2 Manufacturing Capabilities. Lonza shall at all relevant times throughout the Term use Commercially Reasonable Best Efforts consistent with the terms of this Agreement to (a) own or lawfully control all the necessary plant, equipment and facilities, and (b) have sufficient numbers of appropriately qualified personnel, in each case to enable Lonza to manufacture Bulk Drug in accordance with the Bulk Drug Specifications and in quantities sufficient to fulfill its obligations to supply Bulk Drug under this Agreement.
     13.3 Compliance with Law.
     Lonza shall perform all work and services under this Agreement in conformance with cGMP and in conformance with the substantive requirements of all applicable material regional, national, state and local laws, ordinances and governmental rules or regulations in the Territory, and shall have all applicable licenses and permits required to perform the work and services hereunder, the absence of which would materially adversely affect the marketability of the Bulk Drug.
     13.4 Lonza Facility. Lonza will use Commercially Reasonable Best Efforts to ensure that the Lonza Facility shall be maintained in accordance with cGMP and in such condition as will allow Lonza to manufacture the Bulk Drug in accordance with the Bulk Drug Specifications.
     13.5 Storage Facilities. Lonza shall provide sufficient and suitable cGMP storage facilities that meet the Bulk Drug Specifications for storage of Bulk Drug and raw materials.
     13.6 Raw Materials. Lonza shall maintain an adequate inventory of raw materials necessary to meet the Bulk Drug Commitment. Lonza shall only use the raw materials [*] for manufacture of Bulk Drug under this Agreement.
     13.7 Subcontracting. Lonza shall not subcontract any of its obligations hereunder without the prior written consent of Genentech.
     13.8 Regulatory Documentation.      13.8.1 Lonza shall provide Genentech in a timely manner with a copy of any Lonza manufacturing and control records for Bulk Drug which are required for any Genentech regulatory filings with respect to the Product, which records shall be in Lonza’s standard formats unless otherwise agreed upon by the Parties.
          13.8.2 Lonza shall provide Genentech promptly after the end of each annual reporting period for the Product (as calculated consistent with appropriate regulations and guidelines) with such information as is reasonably requested in writing by Genentech for the preparation of the annual report with respect to the manufacturing and control of the Product for such annual reporting period. Thereafter, Genentech shall provide to Lonza at least fifteen (15) days prior to Genentech’s filing with the respective regulatory authorities a copy of such Genentech annual report, and Genentech shall take into consideration any Lonza comments to such annual report with respect to the manufacture of Product.
     13.9 Manufacturing Data. Lonza shall collect data on the yield from each Batch, as well as the date of manufacture of each such Batch and make reports of the same available to Genentech in the form of a monthly manufacturing status report in Lonza’s standard format or in such other format as may be agreed by the Parties. Lonza shall retain such manufacturing data in accordance with the requirements of applicable laws, rules and regulations.
     13.10 Retention and Reserve Samples. Lonza shall isolate, identify and, subject to Section 20.3 hereof, retain retention and reserve samples of all raw materials and in-process production steps used in the production of Bulk Drug as may be required by standard operating procedures to be agreed upon in writing by Lonza and Genentech from time to time.
     13.11 Analytical Testing. Except as otherwise contemplated by this Agreement or expressly set forth in the Quality Agreement, Lonza shall not perform any analytical testing on Bulk Drug unless agreed to by Lonza and Genentech.
     13.12 Accurate Documentation. Each Party shall use diligent efforts to ensure all records and documentation provided to the other Party in connection with the manufacture of Bulk Drug shall be accurate in all material respects.

     13.13 Insurance.
          13.13.1 Insurance. During the term of this Agreement, and thereafter for the period of time required below, Lonza shall maintain:
               (i) Commercial General Liability insurance, including contractual liability, in the minimum amount of [*] each occurrence combined single limit for bodily injury and property damage (“CGL”) with an annual aggregate of [*]. This insurance shall include completed operations coverage; and
               (ii) Products Liability insurance, including contractual liability, with a minimum limit of [*]each occurrence combined single limit for bodily injury and property damage with an annual aggregate of [*] (“Products Liability”).
          13.13.2 Special Requirements.
            (a) Genentech shall be named as additional insureds under the above insurance policies.
            (b) The CGL and Products Liability insurance policies shall be under a “claims-made” policy form and the CGL insurance coverage shall be maintained by Lonza for at [*] following termination of this Agreement, and the Products Liability insurance, for [*] following termination of this Agreement.
            (c) The CGL insurance shall provide coverage for Bulk Drug in Lonza’s care, custody and control.
            (d) Each of the above insurance policies shall be primary insurance as respects Lonza’s participation under this Agreement.
            (e) All of the above insurance coverage shall be maintained with an insurance company or companies having an A.M. Best’s rating of “A-VII” or higher.
          13.13.3 Notice of Insurance. Within thirty (30) days from the execution of this Agreement, Lonza shall provide Genentech a certificate insurance reflecting the above requirements. Renewal certificates shall continue to be provided throughout the term of this Agreement, and in case of cancellation or material change, a thirty (30) day notice shall be provided to Genentech.
ARTICLE 14.
LICENSES
     14.1 License Grant to Genentech of Rights Existing as of the Effective Date. Lonza, on behalf of itself and its Affiliates, hereby grants to Genentech and Genentech’s Affiliates a non-exclusive, royalty-free license under Lonza Confidential Information, and under patent rights, if any, owned or controlled by Lonza or its Affiliates as of the Effective Date, to make (and have made), use, sell, offer for sale and import Product in the Territory, to the extent they relate to (i) the Manufacturing Process in effect as of the Effective Date or at anytime during the Term, (ii) the Product of the Manufacturing Process described in (i) above, or (iii) the importation, use, sale or offer for sale of the Product of the Manufacturing Process described in (i) above. This license shall apply with respect to any Product manufactured by or for Genentech under this Agreement with the Manufacturing Process described in this Section 14.1. Genentech shall have the right to grant sublicenses of the rights granted under this Section 14.1 to Product licensees and contract manufacturers of Product, in all or part of the Territory.
     14.2 License Grant to Genentech of Rights Obtained after the Effective Date; Option to Grant Sublicenses.
          14.2.1 In the event that Lonza or its Affiliates obtains any patent rights after the Effective Date (whether by acquisition, in-licensing, or independent development) that relate to (i) the Manufacturing Process in effect as of the Effective Date or at anytime during the Term, (ii) the Product of the Manufacturing Process described in (i)

above, or (iii) the importation, use, sale or offer for sale of the Product of the Manufacturing Process described in (i) above, Lonza, on behalf of itself and its Affiliates, hereby grants to Genentech and Genentech’s Affiliates a non-exclusive, royalty-free license under such patent rights to make (and have made), use, sell, offer for sale and import Product in the Territory.
          14.2.2 Option to Grant Sublicenses.
          Lonza also hereby grants to Genentech an option to obtain the right to grant sublicenses to any Third Party under any rights granted under Section 14.2.1 above. If Genentech exercises such option, Lonza agrees to negotiate in good faith with Genentech commercially reasonable terms under which Genentech would obtain such sublicense rights.
     14.3 No Implied Licenses. Lonza acknowledges and agrees that no rights or licenses, implied or otherwise, are granted to Lonza by Genentech related to the manufacture of Product under this Agreement. This Agreement does not grant any right or license to Lonza, under any intellectual property rights of Genentech, or otherwise. No other right or license is to be implied or inferred from any provision of this Agreement or by the conduct of the Parties.
     14.4 Survival. The obligations of the Parties set forth in this Article 14 shall survive the expiration or termination of this Agreement and shall be binding upon and inure to the benefit of the successors and assigns of the Parties.
ARTICLE 15.
OWNERSHIP OF INTELLECTUAL PROPERTY, MATERIALS AND EQUIPMENT
     15.1 Inventorship, Existing Confidential Information, and Inventions.
          15.1.1 Inventorship. Inventorship shall be determined in accordance with the rules of inventorship of the United States of America. As between the Parties, (i) each Party shall solely own any and all inventions or discoveries that are conceived or reduced to practice solely by such Party or its employees or agents in the course of or resulting from this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, and (ii) the Parties shall jointly own inventions or discoveries that are conceived or reduced to practice jointly by or on behalf of the Parties in the course of or resulting from this Agreement, the Tech Transfer Agreement and/or the Quality Agreement. The Parties hereby agree that neither Party shall be considered an “employee or agent” of the other Party.
          15.1.2 Existing Confidential Information. As between the Parties, Genentech shall own all Genentech Confidential Information existing as of the Effective Date, and Lonza shall own all Lonza Confidential Information existing as of the Effective Date; provided, however, that the foregoing shall not limit Genentech’ ownership of, or ability to use, the Cell Line, Master Cell Bank, Working Cell Bank, and/or the Product, including, without limitation, aspects of Lonza Confidential Information that result in or contribute to modifications to said Cell Line, Master Cell Bank, Working Cell Bank, and/or the Product in the course of or resulting from this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, either by Genentech in an authorized manner under said agreements or by Lonza.
          15.1.3 Inventions. Notwithstanding Section 15.1.1, as between the Parties: (a) Genentech shall own all rights, including without limitation, all intellectual property rights, in and title to the biological materials described as the Cell Line, the Master Cell Bank, and/or the Working Cell Bank, the Manufacturing Process and/or the Product, and any and all improved or enhanced versions of the foregoing that are created by either Party from their use thereof or in the course of or resulting from this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, including, without limitation, any derivatives or variants of the foregoing created by either Party from their use thereof or in the course of or resulting from this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, uses of such biological materials and methods of manufacture using such biological materials; and (b) Lonza hereby assigns to Genentech its entire interest in any and all patentable inventions, patentable and non-patentable, made from their use thereof or in the course of or resulting from this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, solely by Lonza or its employees or agents, or jointly by the employees and/or agents of each Party, and all intellectual property rights therein.

          15.1.4 Survival. The terms of this Section 15.1 shall survive the expiration or termination of this Agreement, and shall be binding upon and inure to the benefit of the successors and assigns of the Parties. The Parties will continue to reasonably cooperate with each other to perfect the rights granted in this Section.
     15.2 Ownership of Equipment.
          15.2.1 Genentech shall own all right, title and interest in and to any and all equipment, materials, facilities improvements and other assets purchased by Genentech and provided to Lonza for use under this Agreement, including, without limitation, the Portable Equipment specified in Section 5.5 (collectively, the “Genentech Equipment”), free and clear of any right or claim of Lonza. All Genentech Equipment shall be delivered in good working condition by Genentech and maintained in good repair by Lonza.
          15.2.2 Lonza shall own all right, title and interest in and to any and all equipment, materials, facilities improvements and other assets purchased by Lonza for use under this Agreement (collectively, the “Lonza Equipment”), free and clear of any right or claim of Lonza. All Lonza Equipment shall be maintained in good repair by Lonza.
          15.2.3 If Lonza fails to timely arrange for the removal of the Genentech Equipment from the Lonza Facility, Genentech shall send written notice requesting such removal. If such removal has not occurred within thirty (30) days of such notice, then Genentech shall be entitled to hire a qualified Third Party at Lonza’s reasonable expense to enter the Lonza Facility with written notice at least two (2) business days in advance and remove such Genentech Equipment, which shall be removed in a reasonable manner without damage to the Lonza Facility. For clarification purposes, removal of the Genentech Equipment shall not in and of itself be considered damage to the Lonza Facility.
ARTICLE 16.
REPRESENTATIONS AND WARRANTIES
     16.1 Genentech. Genentech hereby represents and warrants to Lonza that:
          16.1.1 To Genentech’s knowledge as of the Effective Date: (a) Genentech is free to supply to Lonza the Working Cell Bank, Genentech Confidential Information (including, without limitation, the Manufacturing Documentation), and all information to be supplied by Genentech to Lonza under the Tech Transfer Agreement; (b) there is no suit pending against Genentech in the Territory that alleges patent infringement by the manufacture or sale of the Product; and (c) Genentech has not received written notice alleging infringement of a Third Party patent by the manufacture or sale of the Product; and
          16.1.2 Genentech has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations under this Agreement.
     16.2 Lonza. Lonza hereby represents and warrants to Genentech that:
          16.2.1 To Lonza’s knowledge as of the Effective Date, Lonza is free to supply the Lonza Confidential Information to Genentech;
          16.2.2 Lonza has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations under this Agreement;
          16.2.3 Lonza owns or lawfully controls the Lonza Facility, and, to the best of its knowledge after reasonable inquiry, has a sufficient number of employees with such expertise and experience as is necessary or appropriate to produce Bulk Drug in accordance with the terms hereof and in quantities sufficient to fulfill the Campaign Minimums and Campaign Minimum Runs set forth in Exhibit A hereof;
          16.2.4 To Lonza’s knowledge as of the Effective Date, there is no additional capacity available for commercial production at the Lonza Facility, and Lonza has not entered into written agreements with any Third Party to conduct commercial production that would result in Lonza not being able to conduct the commercial production it has committed to Genentech; and
          16.2.5 To Lonza’s knowledge as of the Effective Date, there are no patents owned or controlled by Lonza relating to the (i) the Manufacturing Process in effect as of the Effective Date, (ii) the Product of the Manufacturing Process described in (i) above, or (iii) the importation, use, sale or offer for sale of the Product of the Manufacturing Process described in (i) above.
ARTICLE 17.
INDEMNIFICATION
     17.1 Indemnification.
          17.1.1 Indemnification by Genentech. Subject to and except to the extent of any indemnification from Lonza pursuant to Section 17.2 below, Genentech shall indemnify, defend and hold Lonza, its Affiliates, and their respective directors, officers, and employees harmless from and against all losses, damages, liabilities, settlements, penalties, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses), (collectively, the “Liabilities”) to the extent such Liabilities arise out of or result from any claim, lawsuit or other action or threat by a Third Party arising out of [*]
          17.1.2 Indemnification by Lonza. Lonza shall indemnify, defend and hold Genentech, and its Affiliates, directors, officers, and employees harmless from and against all Liabilities to the extent such Liabilities arise out of or result from [*]
     17.2 Indemnification Procedures.
          17.2.1 Identification of Indemnitor and Indemnitee. An “Indemnitor” means Genentech with respect to Section 17.1 hereof, and Lonza with respect to Section 17.2 hereof. An “Indemnitee” means any of Lonza, its Affiliates, and their respective directors, officers, and employees with respect to Section 17.1 hereof, and any of Genentech, and its respective Affiliates, directors, officers and employees with respect to Section 17.2 hereof.
          17.2.2 Indemnification Procedures. An Indemnitee which intends to claim indemnification under Section 17.1 or 17.2 hereof shall promptly notify the Indemnitor in writing of any claim, lawsuit or other action in respect of which the Indemnitee, its Affiliates, or any of their respective directors, officers, and employees intend to claim such indemnification. The Indemnitee shall permit, and shall cause its Affiliates and their respective directors, officers, and employees to permit, the Indemnitor, at its discretion, to settle any such claim, lawsuit or other action and agrees to the complete control of such defense or settlement by the Indemnitor; provided, however, such settlement does not adversely affect the Indemnitee’s rights under this Agreement or impose any obligations on the Indemnitee in addition to those set forth herein in order for the Indemnitor to exercise such rights. No such claim, lawsuit or other action shall be settled without the prior written consent of the Indemnitor and the Indemnitor shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee, its Affiliates and their respective directors, officers, employees and agents shall cooperate fully with the Indemnitor and its legal representatives in the investigation and defense of any claim, lawsuit or other action covered by this indemnification, all at the reasonable expense of the Indemnitor. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and expense.
     17.3 Survival of Indemnification Obligations. The provisions of this Article 17 shall survive the termination or expiration of this Agreement
     17.4 Disclaimer of Consequential Damages. Except for claims arising from (i) the intentional misuse or misappropriation of the other Party’s Confidential Information, (ii) any willful breach by Lonza of its obligation hereunder to perform, in no event shall either Party be liable to the other Party for incidental, indirect, special, punitive or consequential damages arising from or related to breach of this Agreement, including, without limitation, any claims for damages based upon lost profits for sales to Third Parties (collectively, “Consequential Damages”).

ARTICLE 18.
CONFIDENTIALITY
     18.1 Confidentiality Obligations.
          18.1.1 Lonza Confidentiality Obligations. Lonza shall not disclose Genentech Confidential Information to any Third Party other than:
               (a) its employees who are bound by similar obligations of confidentiality and nonuse and who have a need to know such information in order to perform their duties in carrying out Lonza’s obligations under this Agreement, the Tech Transfer Agreement and/or the Quality Agreement,
               (b) contractors who are bound by similar obligations of confidentiality and nonuse and who have a need to know such information in order to provide direction to Lonza or Genentech regarding their respective obligations under this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, or
               (c) regulatory authorities, for example, the FDA, that require such information in order to review a BLA or sBLA for the Product or other regulatory filing.
          18.1.2 Genentech Confidentiality Obligations. Genentech shall not disclose any Lonza Confidential Information to any Third Party (including, without limitation, Roche) other than:
               (a) employees, consultants, agents or contractors of Genentech or Genentech’s Affiliates who are bound by similar obligations of confidentiality and nonuse and who have a need to know such information in order to perform their duties in carrying out Genentech’s obligations under this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, or in order to provide direction to Genentech regarding the subject matter of this Agreement, including, but not limited to, production, testing, storage or quality of the Product or regulatory or compliance issues related to the Product, or
               (b) regulatory authorities, for example, the FDA, that require such information in order to review a BLA or sBLA for the Product or other regulatory filing.
     18.2 Terms of Agreement. Subject to Sections 18.4 and 19.1 hereof, and except for any disclosure as is deemed necessary, in the reasonable judgment of the responsible Party, to comply with national, federal or state laws or regulations (including the rules and regulations of any national stock exchange on which such Party’s securities are traded), neither Party shall, without the prior written consent of the other Party, disclose in any manner to any Third Party the terms and conditions of this Agreement; provided that this Section 18.2 shall not prohibit the disclosure of this Agreement by Genentech to Roche (including any successor or assignee thereof).
     18.3 Exclusions. The obligations of confidentiality and nonuse applicable hereunder to Lonza with respect to Genentech Confidential Information and to Genentech with respect to Lonza Confidential Information shall not apply to any information which:
               (a) at the time of disclosure, is known publicly or thereafter becomes known publicly through no fault of the recipient, its Affiliates or agents;
               (b) becomes available to the recipient from a Third Party which is not legally prohibited from disclosing such information, provided such information was not acquired directly or indirectly from the disclosing Party;
               (c) was developed by the recipient independently of information obtained from the disclosing Party as evidenced by written records;

               (d) was already known to the recipient before receipt from the disclosing Party, as shown by its prior written records, provided that such information was not acquired directly or indirectly from the disclosing Party; or
               (e) is released with the prior written consent of the Party that had originally disclosed such information to the other Party hereunder.
In determining whether or not the disclosing Party’s Confidential Information has entered the public domain, the obligations of confidentiality shall no longer apply to only that portion of said Confidential Information that has become public, and portions remaining confidential shall retain their status as Confidential Information.
     18.4 Notification of Mandatory Disclosure.
          18.4.1 Notification and Consultation. In the event that a Party (in such case, the “Notifying Party”) believes it is required by applicable statute or regulation (including the rules and regulations of any national stock exchange on which such Party’s securities are traded), or by judicial or administrative process to disclose any part of the other Party’s (in such case, the “Notified Party”) Confidential Information which is disclosed to it under this Agreement, the Notifying Party shall (i) promptly notify the Notified Party of each such requirement and identify the documents so required thereby, so that the Notified Party may seek an appropriate protective order or other remedy and/or waive compliance by the Notifying Party with the provisions of this Agreement, and (ii) consult with the Notified Party on the advisability of taking legally available steps to resist or narrow the scope of such requirement.
          18.4.2 Limited Disclosure. If, in the absence of such a protective order or such a waiver by the Notified Party of the provisions of this Agreement, the Notifying Party is nonetheless required by mandatory applicable law to disclose any part of the Notified Party’s Confidential Information which is disclosed to it under this Agreement, the Notifying Party may disclose such Confidential Information without liability under this Agreement, except that the Notifying Party shall furnish only that portion of the Confidential Information which is legally required.
     18.5 No Licenses Maintenance of Confidentiality; Non-use Obligations.
          18.5.1 No Licenses. Except as expressly provided in Articles 14 and 15 hereof, no right or license, either express or implied, under any intellectual property right is granted under this Agreement, the Tech Transfer Agreement, or the Quality Agreement, by virtue of the disclosure of Confidential Information under this Agreement, the Tech Transfer Agreement, or the Quality Agreement, or otherwise.
          18.5.2 Maintenance of Confidentiality. Each Party shall use reasonable and customary precautions to safeguard the other Party’s Confidential Information, including ensuring that all employees, consultants, agents or contractors who are provided access to such Confidential Information are informed of the confidential and proprietary nature of such Confidential Information and have contractual confidentiality and nonuse obligations that are at least as restrictive as those contained in this Agreement.
          18.5.3 Non-use Obligations. Genentech Confidential Information shall not be utilized by Lonza for any purpose other than performing its obligations under this Agreement, the Tech Transfer Agreement, or the Quality Agreement, without first obtaining Genentech’s prior written consent to each such utilization. Lonza Confidential Information shall not be utilized by Genentech except as set forth in this Agreement, the Tech Transfer Agreement, or the Quality Agreement, or except for the limited purpose of production, testing, storage or quality of the Product or regulatory or compliance issues related to the Product, without first obtaining Lonza’s prior written consent to each such utilization.
          18.5.4 Equitable Relief. Each Party agrees that the other Party and their respective Affiliates would be irreparably injured by a material breach of the confidentiality and nonuse provisions of this Agreement by the breaching Party or by its employees or the employees of its Affiliates, consultants, agents or contractors, that monetary remedies would be inadequate to protect the other Party against any actual or threatened material breach of the provisions of this Article 18 by the breaching Party or by its employees or the employees of its Affiliates, consultants, agents or contractors, and, without prejudice to any other rights and remedies otherwise available to the other Party, the breaching Party agrees, upon proof of any such actual or threatened material breach, to the granting of equitable relief, including injunctive relief and specific performance, in the other Party’s favor without proof of actual damages. It is further understood and agreed that no failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
     18.6 Survival of Confidentiality Obligations. The provisions of this Article 18 shall survive the termination or expiration of this Agreement.
     18.7 Termination of Certain Prior Agreements. This Agreement supersedes all previous agreements between the parties relating hereto, including without limitation the Confidential Disclosure Agreement between the Parties dated July 1, 2003, the Agreement for Funding Purchase of Long Lead Time Equipment of November 19, 2003 and the Material Transfer Agreement of November 24, 2003. All Confidential Information exchanged between the Parties under such previous agreements shall be deemed Confidential Information under this Agreement (either Genentech Confidential Information or Lonza Confidential Information, as the context requires) and shall be subject to the terms of this Agreement.
     18.8 No Disclosure of Unrelated Information. Neither Party shall disclose confidential information to the other Party that is not reasonably necessary for performance of a Party’s obligations under this Agreement, the Tech Transfer Agreement and/or the Quality Agreement, including but not limited to manufacturing processes for other products, marketing plans and clinical development plans. Notwithstanding the foregoing, nothing in this provision shall limit the confidentiality and non-use obligations and rights herein.
ARTICLE 19.
PRESS RELEASES;USE OF NAMES
     19.1 Press Releases. Following the Effective Date, the Parties shall agree upon a joint press release to announce the execution of this Agreement together with a corresponding Question & Answer outline for use in responding to inquiries about the Agreement. Such joint press release shall be made on or before December 25, 2003, the timing of which such announcement shall be mutually agreed by the Parties. Following the publication of such joint press release, each Party shall be entitled to make or publish any public statement consistent with the contents of such joint press release and Question & Answer outline without the need for further approval by the other. Except as set forth in the preceding sentences of this Section, no press release, publicity or other form of public written disclosure related to this Agreement shall be permitted by either Party unless the other Party has indicated its consent to the form of the release in writing. This Section shall not apply to any disclosure as is deemed necessary, in the reasonable judgment of the responsible Party, to comply with regional, national, federal or state or local laws or regulations in the Territory (including the rules and regulations of any national stock exchange on which such Party’s securities are traded).
     19.2 Use of Names. No Party shall make use of the name of any other Party in any advertising or promotional material, or otherwise, in connection with this Agreement or any related agreements, without the prior written consent of such other Party; provided, however, either Party may include the other Party on a general list of business partners or collaborations.
ARTICLE 20.
TERM; TERMINATION
     20.1 Term; Option to Extend.
     Unless sooner terminated pursuant to the terms of this Agreement, the term of this Agreement (the “Term”) shall commence on the Effective Date and shall continue until [*]; provided, however, Genentech shall have the one time right, at its sole discretion, upon written notice to Lonza prior [*], to extend the Term for an additional period of [*]. During any such extension, all terms of this Agreement, the Tech Transfer Agreement and the Quality Agreement shall apply. As used herein “Term” shall mean the initial Term, including any extension thereof.
     20.2 Termination.

          20.2.1 Material Breach. This Agreement may be terminated in its entirety by either Party (the “Nonbreaching Party”) upon written notice thereof to other Party (the “Breaching Party”) in the event of a material breach by the Breaching Party which is not cured within [*] days after receipt of written notice from the Nonbreaching Party to the Breaching Party, specifying in reasonable detail the nature of such breach, or such longer period of time if the Breaching Party delivers a certificate that such material breach is not reasonably capable of being cured within such [*] days and that the Breaching Party is working diligently to cure such breach, but in no event shall the time for curing such breach exceed an additional [*]days. Notwithstanding the foregoing, if the material breach referred to in this Section 20.2.1 arises out of or consists of the failure to pay Lonza amounts due under this Agreement in accordance with the terms hereof, there shall be a single period of [*]days after notice of breach within which Genentech shall have the right to cure such default by making payment in full of the amount then due and payable. In the event such breach is not cured within such cure period, this Agreement shall terminate as set forth in the Nonbreaching Party’s notice of breach and in accordance with the terms of this Article; provided, however, that this Agreement shall not be terminated prior to the end of such cure period. During the period in which Lonza is attempting to cure any Lonza material breach, Genentech shall have no obligation to purchase Product.
          20.2.2 Withdrawal of Product. Genentech may terminate this Agreement in its sole discretion, upon thirty (30) days prior written notice to Lonza, in the event the BLA for the Product is withdrawn.
          20.2.3 Permissive Termination. Genentech may terminate this Agreement at any time for any reason, upon twelve (12) months prior written notice to Lonza.
          20.2.4 Failure to Timely Achieve Key Milestones or Targeted Performance Criteria. Genentech may, in its sole discretion, terminate this Agreement in its entirety upon [*]days prior written notice to Lonza, if (i) Phase A Completion is not achieved [*] (ii) Phase B Completion is not achieved [*], (iii) if the sBLA Enablement is not achieved by [*], (iv) FDA Approval is not received by the later of [*], in the event sBLA Enablement is achieved [*], (v) the Pre-Campaign/Campaign Requirements for a particular [*] are not met in [*] (unless such non-compliance with such requirements is cured within the period specified in Section 5.2.3 [*], and/or (vi) the Campaign Minimum Runs, Annual Minimum Success Rate and/or Target Yield for a [*] are not met in such [*].
          20.2.5 Change of Control. In the event of a Change of Control of Lonza, Genentech shall have the one time right, exercisable within [*] after such Change of Control (upon thirty (30) days prior written notice to Lonza (or its successor)), to terminate this Agreement. As used herein “Change of Control” means the merger, consolidation, sale of substantially all of the assets or similar transaction or series of transactions, as a result of which Lonza’s shareholders before such transaction or series of transactions, own less than fifty percent (50%) of the total number of voting securities of the surviving entity immediately after such transaction or series of transactions.
     20.3 Consequences of Termination.
          20.3.1 Payment of Amounts Due; Cumulative Remedies. Expiration or termination of this Agreement for any reason shall not exempt any Party from paying to any other Party any amounts owing to such Party at the time of such expiration or termination. Except as expressly stated otherwise herein, remedies under this Agreement are cumulative, and nothing in this Agreement shall prevent any Party, in the case of a material breach (after expiration of applicable cure period and notice periods), from terminating this Agreement and seeking to enforce its rights under this Agreement.
          20.3.2 Termination of Bulk Drug Commitment.
               (a) Upon termination of this Agreement in its entirety by Genentech pursuant to Section 20.2.1 (Lonza Material Breach) hereof, Genentech may, in its discretion, cancel, in whole or in part, any Runs that were scheduled to be initiated on or after the effective date of such termination. Likewise, upon termination of this Agreement in its entirety by Lonza pursuant to Section 20.2.1 (Genentech Material Breach) hereof, Lonza may, in its discretion, cancel, in whole or in part, any Runs that were scheduled to be initiated on or after the effective date of such termination. Runs that are in process [*] as of the effective date of any such termination shall not be cancelled without the mutual agreement of the Parties, and the Agreement shall continue to survive with respect to those in-process Runs.

               (b) Upon the issuance of a notice of termination of this Agreement pursuant to Section 20.2.2 (Withdrawal of Product) or Section 23.4 (Termination for Force Majeure Event) hereof, all Runs which were scheduled to be initiated after the date on which the notice of termination was issued shall be automatically cancelled. Runs that are in process at the [*] on the date on which the notice of termination was issued shall not be cancelled without the mutual agreement of the Parties, and the Agreement shall continue to survive with respect to those in-process Runs.
               (c) Upon the termination of this Agreement pursuant to Section 20.2.3 (Permissive Termination), Genentech may, in its discretion, cancel, in whole or in part, any Campaign’s and Runs scheduled during such [*] period (as defined in the current Product Manufacturing Forecast); provided, in the event of any such cancellation, if the amounts paid by Genentech to Lonza during such [*] period for Successful Commercial Batches produced from such Campaigns and Runs amounts to less than [*] Genentech agrees to pay Lonza the balance of such amount within [*]days following the effective date of termination of this Agreement (i.e., [*] less the amounts paid for such Successful Commercial Batches).
               (d) Upon the termination of this Agreement pursuant to Section 20.2.4 (Failure to Timely Achieve Key Milestones or Targeted Performance Criteria) or Section 20.2.5 (Change of Control), Lonza shall immediately stop all Bulk Drug manufacturing hereunder, other than completing testing and release of Bulk Drug that has been fully manufactured as of the date of termination. Bulk Drug that has been fully manufactured as of the date of termination but for which testing and release has not been completed shall remain subject to the terms of this Agreement, and the Agreement shall continue to survive with respect to such Bulk Drug.
          20.3.3 Raw Materials. Subject to Lonza’s obligation upon receipt of a notice of termination to place no further orders for raw materials, intermediates or packaging components except as may be necessary for completion of any portion of Lonza’s services hereunder that are not immediately terminated:
               (a) Upon expiration of this Agreement or termination of this Agreement pursuant to Section 20.2.1 (Genentech Material Breach) hereof, Genentech shall purchase from Lonza, at the request of Lonza, at Lonza’s Acquisition Cost, all remaining usable raw materials, intermediates and packaging components acquired and paid for by Lonza for the manufacture and packaging of Bulk Drug under this Agreement (provided such materials and/or intermediates have a shelf life remaining of at least six (6) months); or
               (b) Upon termination of this Agreement pursuant to Section 20.2.2 (Withdrawal of Product), or Section 20.2.3 (Permissive Termination), Section 20.2.4 (Failure to Timely Achieve Key Milestones or Targeted Performance Criteria), Section 20.2.5 (Change of Control) or Section 23.4 (Termination for Force Majeure Event) hereof, Genentech may purchase from Lonza, at the request of Lonza, at Lonza’s Acquisition Cost, all remaining usable raw materials, intermediates and packaging components acquired and paid for by Lonza for the manufacture and packaging of Bulk Drug under this Agreement.
Notwithstanding the foregoing, Genentech shall not be obligated to purchase an amount of such raw materials, intermediates and packaging components in excess of the amount reasonably necessary to fulfill the outstanding Bulk Drug Commitment for Bulk Drug that are outstanding at the time of such termination plus a reasonable safety stock.
          20.3.4 Return of Materials and of Genentech Confidential Information, Transfer of Genentech Equipment. Upon expiration or termination of this Agreement, unless otherwise directed by Genentech, Lonza shall promptly (i) return or, at Genentech’s election, destroy all quantities of the Cell Line, Master Cell Bank, and Working Cell Bank received by Lonza under this Agreement, the Tech Transfer Agreement or the Quality Agreement, with any such destruction to be certified in writing to Genentech by an authorized Lonza officer, (ii) return all Genentech Confidential Information to Genentech, and (iii) return to Genentech all retention and reserve samples being held by Lonza pursuant to Section 13.8 hereof. In addition, if requested by Genentech, Lonza shall transfer the Genentech Equipment to Genentech in accordance with Section 15.2 hereof.
          20.3.5 Return of Lonza Confidential Information. Upon expiration or termination of this Agreement, and at Lonza’s written request, Genentech shall promptly return all Lonza Confidential Information to Lonza.

          20.3.6 Accrued Rights. Except as otherwise expressly set forth herein, any termination or expiration of this Agreement shall be without prejudice to any right which shall have accrued to the benefit of either Party and shall not relieve either Party of any obligation which has accrued prior to the effective date of such termination or expiration, which obligations shall remain in full force and effect for the period provided therein or, if no period is provided therein, then such obligations shall remain in full force and effect indefinitely.
ARTICLE 21.
ASSIGNMENT
     21.1 Assignment. This Agreement shall be binding upon the successors and assigns of the Parties and the name of a Party appearing herein shall be deemed to include the names of its successors and assigns. Neither Party may assign its interest under this Agreement without the prior written consent of the other Party; provided, however, Genentech may assign its interest under this Agreement, without the prior written consent of Lonza, (a) to an Affiliate, so long as Genentech unconditionally guarantees the obligations of such Affiliate or (b) to a successor of Genentech’s business by reason of merger, sale of all or substantially all of its assets or other form of acquisition. Any purported assignment without a required consent shall be void. No assignment shall relieve any Party of responsibility for the performance of any obligation that accrued prior to the effective date of such assignment.
ARTICLE 22.
DISPUTE RESOLUTION
     22.1 Exclusions. Section 22.2 below shall not apply to any disputes arising under Article 18 (Confidentiality) or Section 24.9 (Non-Competition).
     22.2 Dispute Resolution.
          22.2.1 Disputes. The Parties recognize that a bona fide dispute as to certain matters may from time to time arise during the term of this Agreement that relates to a Party’s rights and/or obligations under this Agreement. Unless otherwise specifically recited in this Agreement, disputes among members of each operating committee will be resolved as recited in this Section 22.2. In the event of the occurrence of such a dispute, any Party may, by written notice to the other Parties, have such dispute referred to their respective officers designated below, or their respective designees, for attempted resolution by good faith negotiations within five (5) days after such notice is received. Such designated officers are as follows:
     For Genentech — [*]
     For Lonza — [*]
In the event the designated officers, or their respective designees, are not able to resolve such dispute within such five (5)-day period, or such other period of time as the Parties may mutually agree in writing, either Party may, by written notice to the other, invoke the following provisions of this Section 22.2 hereinafter.
          22.2.2 Arbitration. The Parties agree that, except as otherwise set forth in Section 22.1 above or Section 22.2.4 or 22.2.5 below, any dispute, controversy or claim arising out of or relating to this Agreement, the Tech Transfer Agreement, or the Quality Agreement (other than issues regarding disposition of Bulk Drug, which shall be resolved in accordance with the terms of the Quality Agreement), or the breach, termination, or invalidity thereof, shall be resolved through binding arbitration. If a dispute arises between the Parties, and if such dispute cannot be resolved pursuant to Section 22.2.1 above, such dispute shall be finally resolved by binding arbitration administered by the American Arbitration Association (unless otherwise agreed in writing by the Parties) in accordance with its Commercial Arbitration Rules (unless otherwise agreed in writing by the Parties), except as modified herein. Each Party shall select one arbitrator and the two (2) arbitrators so selected shall choose a third arbitrator to resolve the dispute. A reasoned arbitration decision shall be rendered in writing within thirty (30) days of the conclusion of arbitration and shall be binding and not be appealable to any court in any jurisdiction. Such arbitration shall be concluded within six (6) months following the filing of the initial request for arbitration. The prevailing Party may enter such decision in any court having competent jurisdiction. Unless otherwise mutually agreed upon by the Parties, the arbitration proceedings shall be conducted at San Francisco, California, or such other location as may be agreed in writing by the Parties. The Parties agree that they shall share equally the cost of the arbitration filing and hearing fees, and the cost of the mediator/arbitrator. Each Party must bear its own attorneys’ fees and associated costs and expenses. NOTWITHSTANDING THE FOREGOING TIME PERIODS IN THIS SECTION 22.2.2, THE PARTIES AND ARBITRATOR SHALL USE ALL DILIGENT EFFORTS TO COMPLETE ANY ARBITRATION OF A CLAIM OR DISPUTE DESCRIBED IN SECTION 3.1.4(C), 3.1.4(D) OR SECTION 17.4 WITHIN THIRTY (30) DAYS OF APPOINTMENT OF THE ARBITRATOR TO RESOLVE THE DISPUTE, AND TO COMPLETE ANY ARBITRATION OF SUCH CLAIM OR DISPUTE WITHIN NINETY (90) DAYS AFTER THE FILING OF THE INITIAL REQUEST FOR ARBITRATION.
          22.2.3 Jurisdiction. For the purposes of this Article 22, the Parties agree to accept the jurisdiction of the federal courts located in the Northern District of California for the purposes of enforcing awards entered on behalf of Genentech pursuant to this Article 22 and for enforcing the agreements reflected in this Article, or to a state court in such jurisdiction if the applicable rules of civil procedure preclude federal court jurisdiction.
          22.2.4 Determination of Patents and Other Intellectual Property. Notwithstanding the foregoing, any dispute relating to the determination of validity of a Party’s patents or other issues relating to a Party’s intellectual property shall be submitted exclusively to the federal court located in the jurisdiction of the defendant, or to a state court in such jurisdiction if the applicable rules of civil procedure preclude federal court jurisdiction, and the Parties hereby consent to the jurisdiction and venue of such courts.
          22.2.5 Claims involving Consequential Damages. The Parties agree that, with respect to any willful breach by Lonza of its obligation hereunder to perform, for which Genentech intends to seek Consequential Damages from Lonza, prior to invoking the provisions of Section 22.2.2 to resolve such dispute, controversy or claim, the following provisions shall apply:
               (a) Genentech shall provide Lonza with [*] days written notice of such breach specifying in reasonable detail the nature of such breach and a statement that Genentech intends to seek Consequential Damages from Lonza for such breach. If Lonza does not deliver to Genentech a written plan for curing such breach and cure such breach within such [*] day period, or such longer period of time if Lonza delivers to Genentech a certificate that such breach is not reasonably capable of being cured within [*] days and that Lonza is using all Commercially Reasonable Best Efforts to cure such breach as soon as possible, but in no event shall the time period for curing such breach exceed an additional [*] days, at the end of such period, Genentech may seek to have such dispute finally resolved by binding arbitration in accordance with Section 22.2.2 above.
               (b) If Genentech files a request for binding arbitration of such dispute, Genentech shall provide Lonza with written copy of such filing including a statement that Genentech intends to seek Consequential Damages from Lonza for such breach.
               (c) To the extent the arbitrator in its written decision awards Genentech any Consequential Damages, Lonza shall have the right, at its discretion, to elect to [*] in lieu of paying to Genentech such Consequential Damages; such election to be made by Lonza in writing to Genentech within five (5) days of the arbitrator’s written notice to the Parties of such final decision. In the event of such election: (i) [*] and (ii) Genentech hereby waives any Consequential Damages awarded in such written decision of such arbitrator. If written notice is given by Lonza that it does not wish to make such election, or written notice is not given to Genentech by Lonza within such five (5) day period, Genentech shall be free to enter such decision in any court having competent jurisdiction.
ARTICLE 23.
FORCE MAJEURE
     23.1 Effect of Force Majeure Event. No Party shall be in breach of this Agreement if there is any failure of performance under this Agreement (except for payment of any amounts due under this Agreement) occasioned by any reason beyond the control and without the fault or negligence of the Party affected thereby, including an act of God, fire, act of government or state, war, civil commotion, insurrection, embargo, an infectious virus which cannot be detected by testing and which causes a shutdown for a substantial period of a large portion of the Lonza Facility that was used for the manufacture of the Product due to contamination despite Commercially Reasonable Best Efforts by Lonza to prevent such occurrence, prevention from or hindrance in obtaining energy or other utilities, a market shortage of raw materials or necessary components (but only to the extent that Lonza has otherwise complied with the safety stock requirements specified in Section 4.5), or labor disputes of whatever nature (a “Force Majeure Event”). Nothing in this Section 23.13 shall, however, release such Party from using its Commercially Reasonable Best Efforts to avoid or remove all such causes. Upon cessation of such Force Majeure Event, the affected Party shall promptly resume performance under this Agreement.
     23.2 Notice of Force Majeure. Each Party agrees to give the other Party prompt written notice of the occurrence of any Force Majeure Event, the nature thereof, and the extent to which the affected Party will be unable fully to perform its obligations under this Agreement. Each Party further agrees to use Commercially Reasonable Best Efforts to correct the Force Majeure Event as quickly as practicable and to give the other Party prompt written notice when it is again fully able to perform such obligations.
     23.3 Annual Minimum Campaign and Annual Minimum Runs. If a Force Majeure Event prevents Lonza from manufacturing Bulk Drug under this Agreement in any calendar year, the parties shall in good faith discuss and Lonza shall use Commercially Reasonable Best Efforts to schedule and conduct an additional Campaign within the next six (6) months following correction of such Force Majeure Event in order to make-up such shortfall, shortage or delay and/or increase proportionately the Annual Minimum Campaign and Annual Minimum Runs in the subsequent calendar year.
     23.4 Target Dates and Milestones. It is understood and agreed that nothing herein this Article 23 shall entitle Lonza, or obligate Genentech, to extend any of the target dates specified in Section 4.7 and/or the dates for completion of milestones set forth in Section 6.3.
     23.5 Termination. Genentech may terminate this Agreement if Lonza is unable to perform pursuant to this Article 23 for a period of six (6) months.
ARTICLE 24.
MISCELLANEOUS
     24.1 Notices. Other than notices within the jurisdiction of the respective Project Team Leaders, which shall be given to those individuals, any notice required or permitted to be given under this Agreement by any Party shall be in writing and shall be (a) delivered personally, (b) sent by registered mail, return receipt requested, postage prepaid, (c) sent by a nationally-recognized courier service guaranteeing next-day or second day delivery, charges prepaid, or (d) delivered by facsimile (with the original promptly sent by any of the foregoing manners), to the addresses or facsimile numbers of the other Parties set forth below, or at such other addresses as may from time to time be furnished by similar notice by any Party. The effective date of any notice under this Agreement shall be the date of receipt by the receiving Party.
If to Genentech: Corporate Secretary

Genentech, Inc. I DNA Way South San Francisco, CA 94080 Fax: (650) 952-9881 Phone: (650) 225-1672

with a copy to:	Senior Vice President of Product Operations Genentech, Inc. 1 DNA Way, MS 53 South San Francisco, CA 94080 Fax: (650) 225-5007 Phone: (650) 225-3978

with a copy to:	Vice President of Business & Commercial Development Genentech, Inc. 1 DNA Way South San Francisco, CA 94080 Phone: (650) 225-3705 Fax: (650) 225-3009

If to Lonza:	Lonza Biologics, Inc. Chief Operating Officer 101 International Drive Portsmouth, New Hampshire 03801 Fax: (603) 610-5050 Phone: (603) 610-4899

with a copy to:	Lonza Biologics, Inc. Legal Advisor 101 International Drive Portsmouth NH 03801 Fax: (603) 610-5050 Phone: (603) 610-5295

with a copy to:	Corporate Legal Counsel Lonza Group Ltd Muenchensteinerstrasse 38 CH-4002 Basel, Switzerland
     24.2 Applicable Law. This Agreement shall be construed, interpreted and enforced in accordance with the internal substantive laws of the State of California, without reference to the choice of law doctrine of such state.
     24.3 Headings. The table of contents and all headings in this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.
     24.4 Exhibits. All exhibits referred to herein form an integral part of this Agreement and are incorporated into this Agreement by such reference.
     24.5 Severability. Each Party hereby expressly agrees that it has no intention to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries; that if any word, sentence, paragraph, clause or combination thereof in this Agreement is found by a court or executive body with judicial powers having jurisdiction over this Agreement or any Party hereto, in a final unappealed order, to be in violation of any such provisions in any country or community or association of countries, such words, sentences, paragraphs, clauses or combination shall be inoperative in such country or community or association of countries and the remainder of this Agreement shall remain binding upon the Parties, so long as enforcement of the remainder does not violate the Parties’ overall intentions in this transaction.
     24.6 Independent Contractors. Each of the Parties is an independent contractor and nothing herein contained shall be deemed to constitute the relationship of partners, joint venturers, nor of principal and agent between the Parties. Neither Party shall hold itself out to Third Parties as purporting to act on behalf of, or serving as the agent of, the other Party.
     24.7 Waiver. No waiver of any term, provision or condition of this Agreement whether by conduct or otherwise in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition or of any other term, provision or condition of this Agreement.
     24.8 Counterparts. This Agreement and any amendment hereto may be executed in any number of counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument. This Agreement shall be effective upon full execution by facsimile or original, and a facsimile signature shall be deemed to be and shall be as effective as an original signature.

24.9 [This Section intentionally left blank.]
     24.10 Harmful Products. During the Term, Lonza agree that it shall not manufacture, either for commercial supply or clinical supply, for itself or any Affiliate or Third Party, any compound or composition of matter (including without limitation any viruses, antibiotics, or microplasmas) which may put at risk Lonza’s efforts to obtain and maintain Regulatory Approval of the Lonza Facility and/or to manufacture Bulk Drug in accordance with the terms of this Agreement. In addition, Lonza agrees not to use any form of penicillin or cephalosporin in the Manufacturing Process utilized at the Lonza Facility, without Genentech’s prior written consent.
     24.11 Non-Solicitation. The Parties recognize that each Party has a substantial interest in preserving and maintaining confidential its Confidential Information hereunder. Each Party recognizes that certain of the other Party’s employees, including those engaged in manufacturing, validating and testing Product, may have access to such Confidential Information of the other Party. The Parties therefore agree not to knowingly solicit or otherwise induce or attempt to induce for purposes of employment, any employees from the other Party involved in the manufacturing, validating or testing of any Product during the Term and for a period of two years thereafter.
     24.12 Injunctive Relief. Lonza agrees that Genentech would be irreparably injured by a material breach by Lonza or its employees of Lonza’s obligations under Article 4 and/or Article 5, and that monetary remedies would be inadequate to protect Genentech against any actual or threatened material breach of the provisions of such Articles by Lonza or by its employees, and, without prejudice to any other rights and remedies otherwise available to Genentech, Lonza agrees, upon proof of any such actual or threatened material breach, to the granting of equitable relief, including injunctive relief and specific performance, in Genentech’s favor without proof of actual damages. It is further understood and agreed that no failure or delay by Genentech in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
     24.13 Entirety; Amendments. This Agreement, including any exhibits attached hereto and referenced herein, constitutes the full understanding of the Parties and a complete and exclusive statement of the terms of their agreement with respect to the specific subject matter hereof (i.e., purchase and supply of Bulk Drug), and no terms, conditions, understandings or agreements purporting to modify or vary the terms thereof shall be binding unless it is hereafter made in writing and signed by each of the Parties. No modification to this Agreement shall be effected by the acknowledgment or acceptance of any purchase order or shipping instruction forms or similar documents containing terms or conditions at variance with or in addition to those set forth herein. In the event of a conflict between this Agreement, the exhibits hereto, the Tech Transfer Agreement or the Quality Agreement, the terms of this Agreement shall control (except, with respect to issues of quality control, other than as specified in Section 3.1.4(c) of this Agreement, the terms of the Quality Agreement shall control). This Agreement may be amended and supplemented only by a written instrument signed by each of the Parties.
     24.14 Preference. Unless otherwise specifically provided for in the Quality Agreement and/or Tech Transfer Agreement, the terms of this Agreement shall prevail in the event of a conflict between this Agreement and any of the aforementioned agreements.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date.

GENENTECH, INC.	LONZA BIOLOGICS, INC.

By: /S/ Arthur D. Levinson	By: /S/ Markus Gemuend

Name: Arthur D. Levinson Title: Chairman and CEO	Name: Markus Gemuend Title: Chief Executive Officer

LONZA BIOLOGICS, PLC

By: /S/ Markus Gemuend Name: Markus Gemuend Title: Chief Executive Officer

Exhibit A
Annual Minimums***

Calendar Year	Campaign Minimum*	Campaign Minimum Runs**
[*]
*Unless otherwise mutually agreed by the Parties, Lonza shall conduct the Campaign in each year in [*] Any Runs started during a Campaign shall be completed, [*]
**When used in this Exhibit, the term “Runs” for purposes of defining the term [*] shall mean commencement of a fermentation start of the Manufacturing Process at the [*], with the intent to progress through the [*] and [*], harvest, recovery, quality testing and release.
***[*] it is understood and agreed that the Campaign Minimums and Campaign Minimum Runs shall be adjusted accordingly to account for such [*]
Campaign Maximums
Calendar Year                                                                                                                                                                Successful Commercial Batches
[*]

Exhibit B
Annual Minimum Success Rate

Calendar Year	Minimum Successful Commercial Lots
[*]	[*]of Annual Minimum Runs

[*]	[*]of Annual Minimum Runs

[*]	[*]of Annual Minimum Runs

[*]	[*]of Annual Minimum Runs

Exhibit C
Target Yield
1. The initial Target Yield is [*] with a standard deviation of +/- [*]. The initial Target Yield is based on [*] data obtained by Genentech [*]for manufacture of the Bulk Drug (adjusted for the Lonza Facility).
2. Following completion of all Successful Development Runs (as determined in accordance with the Tech Transfer Agreement), the JPT shall review and revise as necessary the initial Target Yield based on (i) the [*] data obtained by Genentech [*] for manufacture of the Bulk Drug and (ii) the [*] data obtained by the Parties from the Successful Development Runs.
3. Following completion of all Successful Qualification Lots (as determined in accordance with the Tech Transfer Agreement), the JPT shall review and revise as necessary the current Target Yield based on (i) such [*] data obtained by Genentech [*] for manufacture of the Bulk Drug and (ii) the [*] data obtained by the Parties from the Successful Development Runs and (iii) the [*] data obtained by the Parties from the Successful Qualification Lots. Such Target Yield shall be the Target Yield for Commercial Production of the Bulk Drug for the remainder of the Term, unless otherwise agreed by the Parties in writing. It is understood that based on the current BLA for the Product, the final Target Yield must be within [*]of the initial Target Yield.